EXHIBIT 99.2

       NOTICE TO OWNERS AND HOLDERS OF EUROTRUST A/S AMERICAN DEPOSITARY SHARES REGARDING THE EXTRAORDINARY GENERAL MEETING OF EUORTRUST A/S.




EUROTRUST A/S
                                                                   POPPELGARDVEJ
                                                               11-13 2860 SOBORG
                                                                         DENMARK
                                                         TELEPHONE +45 3954 0000
                                                        FACSIMILE: +45 3966 4021


NOTICE TO OWNERS AND HOLDERS OF EUROTRUST A/S AMERICAN DEPOSITARY SHARES REGARDING THE EXTRAORDINARY GENERAL MEETING OF EUROTRUST A/S ON FRIDAY, DECEMBER 23, 2005

       In order to facilitate the interpretation of the items on the agenda for the Annual General Meeting, the following provides a brief explanation to American shareholders of some of the differences between Danish and U.S. practices in regard to General Meetings of Shareholders (the "Shareholders Meeting").

       As indicated below, presentation of some of the items on the agenda will not be made until the Shareholders Meeting and, therefore, cannot be voted on by proxy. For this reason, only items 2, 3, 4, 5 and 6 can be voted on by proxy.

       Regarding Item 1: The election of the Chairman of the Shareholders Meeting cannot be voted on by proxy before the time of the Shareholders Meeting.

ITEM 2 - AUTHORITY TO INCREASE THE NUMBER OF ORDINARY SHARES AUTHORIZED FOR ISSUANCE UNDER THE COMPANY'S ARTICLES OF ASSOCIATION

       Shareholder authorization is requested to allow the Board of Directors to increase the number of ordinary shares authorized for issuance under our Articles of Association by 30,000,000 shares and to thereby increase the authorized share capital by DKK 225,000,000, pursuant to Section 44, cf. Section 44a, Subsection 1, item 2, of the Danish Companies Act. Upon each such issuance we will amend paragraph 1 of Article 3.1 of our Articles of Association to reflect such issuances.

       As described in Item 4, the Company will issue 21,700,000 of these shares to the holders of the shares of Aktiv Gruppen Holding A/S ("Aktiv Gruppen") in connection with its acquisition of 100% of the outstanding shares of Aktiv Gruppen. Except as described above, EuroTrust has no present plans to issue any of the additional shares. However, the Company will have the authority to issue these additional shares, in their sole discretion, without seeking any additional approvals of its shareholders.


ITEM 3 - AUTHORITY TO INCREASE SHARES AUTHORIZED FOR ISSUANCE UNDER OUR OPTION PLAN

       We grant stock options which provide our management a flexible framework that permits them to develop and implement stock-based incentive compensation programs based on the changing needs of our competitive market. In order to continue our program of stock-based incentive compensation for employees and consultants, as well as to compensate employees, consultants and other providers of services to EuroTrust, in stock or opposed to depleting our cash resources, approval is being requested at the Shareholders Meeting to approve the issuance of stock options for up to 2,306,846 ordinary shares, which options may, in connection with services which have previously been rendered to EuroTrust. Under certain circumstances these options may be granted at prices which are below the market price. EuroTrust may issue some of these options in connection with services rendered to EuroTrust in regard to the acquisition of Aktiv Gruppen.

ITEM 4 - AUTHORITY TO ISSUE 21,700,000 ORDINARY SHARES IN EXCHANGE FOR 100% OF THE SHARES OF CAPITAL STOCK OF AKTIV GRUPPEN HOLDING A/S ("AKTIV GRUPPEN") PURSUANT TO THE AUTHORIZATION GRANTED UNDER ITEM 2.

INTRODUCTION

       On November 29, 2005 EuroTrust A/S ("EuroTrust") entered into agreements with each of the five holders of all of the outstanding shares of the capital stock of Aktiv Gruppen (the "Aktiv Gruppen Stock"), to acquire the Aktiv Gruppen Stock in exchange for the issuance of a total of 21,700,000 ordinary shares of Euro Trust (the "Acquisition Agreements"). The principal executive offices of EuroTrust are located at Poppelgardvej, 11-13 2860 Soborg, Denmark. The principal executive offices of Aktiv Gruppen are located at Kokholm 3, 600 Kolding, Denmark. After completion of the acquisition the principal office of the combined company is expected to be located at the executive offices of Aktiv Gruppen.

ABOUT EUROTRUST

       Until  December  2001,  our business  operated in three  distinct  areas:
Internet products and services; broadcasting; and print and online media. In early 2001 we made the strategic decision to focus primarily on providing
Internet infrastructure products and services and e-commerce solutions in Scandinavia and selected west European markets and on key elements of our broadcasting business. To that end, in 2001, we sold our domain name registration, the remaining assets of our historical telecommunications business and our print and online media businesses, and consolidated our television programming business. As of January 1, 2004, we sold our secure internet hosting business, our digital video surveillance business and our secure remote back-up business. As a part of these transactions, we will continue to receive royalty payments from future sales of the secure hosting and remote back-up services that we formerly marketed. We sold our PKI services business to VeriSign, Inc. ("VeriSign.") on April 1, 2004. We sold the last of our Internet related business, our virus detection software and services business on September 30, 2004.

       As a result of these various transactions, subsequent to September 30, 2004 our business consists of our broadcast media division, which owns Danish television stations and operates one of the largest television production companies in Scandinavia, Prime Vision.

       The proceeds from our divestitures in 2004 allowed us to invest more than $10 million U.S. in Prime Vision. Prime Vision now owns one of Europe's first High Definition mobile production units, and seven fully digitalized mobile production units. We use these assets to produce content both for our own broadcast operations and for outside clients.

       In addition to our television production operations, we continued to expand our media content platforms in 2004. Our original television channel, dk4, increased its subscriber base to record levels. Late in 2004, we also added a new speciality television channel, 4SPORT, to focus on coverage of both Danish sports, in cooperation with The Danish Sports Association, and international sporting events of particular interest to Danish fans. The new channel is currently in the testing phase of development and is projected to provide coverage of, among other sports, boxing, volleyball and basketball. However, the channel will not be televising soccer from the Premier Danish League or handball the two most popular sports in Denmark, as these sports currently have agreements with other broadcasters.

       In September, 2005 we launched dk4+ which broadcasts a combination of the programming available on dk4 and 4SPORT. dk4+ is carried by Canal Digital a large cable television operator in Denmark.

ABOUT AKTIV GRUPPEN

       Aktiv Gruppen is currently a hybrid company with investments in renewable energy and property development. Aktiv Gruppen expects that its future growth will primarily be in the renewable energy sector.

       Aktiv Gruppen seeks out desirable locations for property development. As soon as permission has been obtained for resale of a finalized development project Aktive Gruppen acquires the land. Only on rare occasions does Aktive
Gruppen acquire land that has not yet been approved for resale. Development takes place in cooperation with engineers and contractors. Sale of projects take place through real estate agents with local expertise.

       Aktiv Gruppen also operates in Latvia via Delta Byg A/S, where the company produces pre-fabricated houses for the Danish Housing market. The quality of Latvian produced houses have a competitive advantage compared to Danish produced houses, since they can be manufactured at a lower cost but with a similar quality.

       Aktiv Gruppen has to date developed and sold more than 500 homes. In addition, Aktiv Gruppen has a portfolio of homes in development. Amongst these is a Norwegian project of almost 1,000 houses of which Aktiv Gruppen owns 20%.

       The future core business of Aktiv Gruppen will be the construction and operation of wind mill energy parks. There is a strong consumer and government preference for renewable, alternative non-polluting energy sources, which results in attractive government subsidies and tax benefits from accelerated depreciation. This political climate is expected to persist in the future.

       Currently, Aktive Gruppen generates profits from the company's property development business unit. To save on taxation of these profits, Aktiv Gruppen has pursued a strategy to invest these profits in capital intensive wind mill energy parks. To date, Aktiv Gruppen has invested more than DKK 300 million in these wind mill energy parks. Aktiv Gruppen plans to increase this amount year by year - starting out with an additional DKK 200 million to reach DKK 500 million in 2006.

       Aktiv Gruppen's initial wind mill energy parks have been acquired in Germany. This project has entered into agreements with German electric utilities, where electricity prices are fixed for a 20-year period. In addition, the interest rate on the funds borrowed to acquire this project is fixed, and wind mill manufacturers have agreed to operate the wind mill parks at a fixed fee. Therefore, the only risk to the projects exists in the speed and amount of wind.

       Often, projects are undertaken in cooperation with other wind mill park developers, which ensures negotiation of more favorable acquisition contracts with the wind mill manufacturers.


FINANCIAL STATEMENTS

       The Financial  Statements of EuroTrust for the three years ended December
31,  2004,   prepared  in  accordance  with  United  States  generally  accepted accounting principles, are annexed to this Statement as Exhibit 1.

       The Financial Statements of Aktiv Gruppen for the year ended June 30, 2005, prepared in accordance with the Danish Financial Statements Act, are annexed to this Statement as Exhibit 2.

MATERIAL TERMS OF THE ACQUISITION

GENERAL

       The five shareholders of Aktiv Gruppen (the "Sellers") will receive an aggregate total of 21,700,000 ordinary shares of EuroTrust in exchange for all of the outstanding shares of Aktiv Gruppen. Each Seller has entered into a separate Acquisition Agreement to sell its shares in Aktiv Gruppen to EuroTrust. Except for the number of shares of EuroTrust to be received by each Seller, the terms and conditions of each Acquisition Agreement are identical. The transactions will close when all of the conditions to closing have been satisfied. (See "Conditions to Closing"). If the Closing has not occurred by March 31, 2006 either party can thereafter terminate the Acquisition Agreements on 10 days notice.

ACQUISITION AGREEMENTS

Representations and Warranties.

       Each Acquisition Agreement contains certain representations and warranties made by the Seller with respect to Aktiv Gruppen, including (i) Aktiv Gruppen and its subsidiaries are existing corporations; (ii) each of the five Sellers owns 20% of the outstanding equity capital of Aktiv Gruppen; (iii) the "debts receivable" of Aktiv Gruppen will be collected when due; (iv) the budgets for the year ended June 30, 2006 have been prepared using reasonable assumptions; (v) Aktiv Gruppen has all intellectual property rights and licenses necessary for the operation of its business (vi) Aktiv Gruppen is not involved in any pending litigation; (vii) the absence of any pension, profit sharing, severance pay or retirement pay plan for Aktiv Gruppen employees; and (viii) the payment of taxes.

Covenants

       The Sellers have agreed to cause Aktiv Gruppen to continue to operate its business in the usual and regular manner and in connection therewith to prevent Aktiv Gruppen from (i) issuing any additional equity securities; (ii) declaring or paying any dividend to its shareholders; or (iii) purchasing or redeeming any of its equity securities.

Conditions to Closing

       Completion of the acquisition is subject to the satisfaction of various conditions, including among others, the following (i) approval of the transaction by the shareholders of EuroTrust; (ii) EuroTrust shall have acquired all of the outstanding shares of the capital stock of Aktiv Gruppen; (iii) receipt by the Sellers of an acknowledgment by the Danish tax authorities that the exchange of their shares of Aktiv Gruppen for the shares of EuroTrust will be tax free; and (iv) receipt of all approvals of NASDAQ which are required in order for the ADRs representing the ordinary shares of EuroTrust to continue to be listed on the NASDAQ Small Cap or National Market.

PURPOSE OF THE ACQUISITION

       The streamlining of EuroTrust's business to our media units was a necessary step toward improving our future potential. However, our long-term prospect for growth in this area is limited by the size of the Scandinavian market.

       We have been looking for ways to leverage our capital structure to open up opportunities for greater growth and believe that we have found such an opportunity in the acquisition of Aktiv Gruppen.

We are impressed with the growth that they have already achieved with their wind energy business strategy and the growth that they are projecting for the future. We also believe that the long-term, guaranteed nature of their contracts, combined with the tax-deferral that results from the nature of their assets, will produce a cash flow that can be used to continue to grow their wind energy business. Unlike our current media business we believe that there are significant opportunities to expand the fast growing wind energy business throughout Western Europe.

CERTAIN EFFECTS OF THE ACQUISITION

       After completion of the acquisition, the five former shareholders of Aktiv Gruppen will own in excess of 75% of the outstanding shares of the capital stock of EuroTrust. While no one of these shareholders will own in excess of 17% of the outstanding shares, if these five shareholders were to act in concert, they would be able to elect the entire Board of Directors of EuroTrust and to otherwise control the future business direction and policies of EuroTrust.

ACCOUNTING TREATMENT

       Upon completion of the acquisition, in accordance with United States generally accepted accounting principles, the acquisition will be accounted for as a reverse acquisition (i.e. as if Aktiv Guppen acquired EuroTrust). Therefore, the pre-acquisition financial statements of Aktiv Guppen are treated as the historical financial statements of the combined companies. The Euro-Trust historical financial statements prior to the acquisition are disregarded. The results of operations of EuroTrust will only be included in the financial results from the date of the acquisition.

SATISFACTION OF CLOSING CONDITION THAT EUROTRUST ADRS CONTINUE TO BE LISTED ON THE NASDAQ STOCK MARKET

       Pursuant to recently adopted NASDAQ Stock Market Rule 4340, the acquisition of Aktiv Gruppen will be considered to be a "Reverse Merger." As such, EuroTrust will be required to submit an initial listing application to NASDAQ for the inclusion of its ADRs on the NASDAQ Stock Market following the acquisition. One of the requirements for the granting of this application by NASDAQ will be the filing by EuroTrust of a Form 6-K with the Securities and Exchange Commission which will contain among other things financial statements of Aktiv Gruppen prepared in accordance with United States generally accepted accounting principles. EuroTrust expects to file this initial listing application as soon as possible and to supplement the application with the Form 6-K as soon as such financial statements are prepared.

RECOMMENDATION OF THE BOARD OF DIRECTORS

       On November 25, 2005 the board unanimously determined that the terms of the acquisition of Aktiv Gruppen are advisable and in the best interests of the EuroTrust and its shareholders and unanimously approved the Acquisition Agreements, subject to shareholder approval. In determining that the acquisition of Aktiv Gruppen was advisable and in the best interests of EuroTrust and its shareholders, the Board considered many factors. Among the factors considered were:

    o Historical information concerning Aktiv Gruppen's business, financial results and condition and management;

    o  Aktiv Gruppen's future prospects; and

    o  The reasonable likelihood of the completion of the acquisition.

       In addition, EuroTrust retained Korral Partners, Kongs Nytorv 26, 4 1050 Copenhagen K Denmark, ("Korral") to advise the Board with respect to the acquisition, including with regard to the estimated valuation of Aktiv Gruppen. Korral presented its analysis to the Board in a written report dated November, 2005 (the "Korral Report"). In making their analysis, Korral considered, among other items, the historical income of Aktiv Gruppen for the year ended June 30, 2005 and the projected income of Aktiv Gruppen for the three years ended June 30, 2008 as provided by Aktiv Gruppen. Based upon various factors, including price to earnings ratios, price to sales ratios and earnings before interest and taxes, Korral concluded that the value of Atkiv Gruppen was between DKK 790 million and DKK 825 million. Based upon the closing price of a EuroTrust ADR on November 23, 2005 (the last trading day prior to the meeting of the Board to approve the acquisition) and the US Dollar/Danish Krone exchange rate on that date, the value of the shares to be issued in the acquisition is within the range set forth in the Korral Report.

ITEM 5 - ELECTION OF NEW BOARD MEMBERS

BOARD NOMINEES

       Presently, the Company's Board of Directors (the "Board") has five members, Messrs. Aldo M.N. Petersen, Karoly Laszlo Nemeth, John J. Stuart, Jr., Jan Berger and Robert M. Gutkowski.

       If the proposal to acquire Aktiv Gruppen is approved by the shareholders Messrs. Petersen and Nemeth will resign as directors. The Board has nominated Messrs. Erik Damgaard and Peter Juul to replace Messrs. Petersen and Nemeth.

       Set forth below is information regarding the nominees, including information furnished by them as to their principal occupations for at least the last five years, certain other directorships held by them, and their ages as of December 1, 2005.


      NAME           AGE        PRINCIPAL OCCUPATION AND POSITION
------------------  -------  ----------------------------------------

Erik Damgaard         44      Private Investor


Peter Juul            43      Chief Executive Officer of
                              Aktiv Gruppen Holding A/S
------------------------

ERIK DAMGAARD

       Mr. Damgaard is currently a private investor. From 2002 to 2004 Mr. Damgaard was a software architect for Microsoft Corporation. Prior to 2002 Mr. Damgaard was the Technology Officer of Navision A/S, a company which he helped found. In 2002, Navision A/S was sold to Microsoft.

PETER JUUL

       Mr. Juul has been the Chief Executive Officer of Aktiv Gruppen Holding A/S since November 14, 2005. He was Chairman of the board of Atkiv Gruppen from September 1, 2002 to November 14, 2005. Prior to his becoming Chief Executive Officer of Aktiv Gruppen, Mr. Juul was a partner in the law firm of Interlex Advokater located in Arhus, Denmark.

       The citizenships of the nominees are as follows:

        Name                                     Country of Citizenship
        -------------------------------- ---------------------------------------

        ERIK DAMGAARD                            Denmark
        PETER JUUL                               Denmark


DIRECTOR COMPENSATION

       Directors are reimbursed for expenses they incur in connection with attending meetings of the Board of Directors and committees thereof. We periodically grant options to our directors, although the amount and timing of those grants are determined by the Board in its sole discretion. In addition, our independent directors are paid (U.S.) $5,000 per quarter for serving as a director and receive (U.S.) $1,000 for each Board meeting which they attend in person.

       INDEMNIFICATION

       Except to the extent indicated below, neither our Articles of Association nor any contract or other arrangement to which we are a party contains any provision under which any of our directors, members of management or officers are insured or indemnified in any manner against any liability that he or she may incur in his or her capacity as a director or an officer.

       We have obtained an insurance policy under which our directors and officers are insured against losses arising from their acts or omissions in their capacities as directors or officers up to DKK 40 million. This policy has a DKK 50,000 deductible.

       Under the Danish Act on Limited Companies, our directors and officers, who are registered as managers with the Danish Commerce and Companies Agency, are liable for losses caused deliberately or by negligence in connection with the performance of their duties to us and to third parties. Officers not so registered are indemnified by us under applicable Danish law in respect of actions taken by them in their official capacity.

       Insofar as indemnification for liabilities under the Securities Act of 1933, as amended, may be permitted to our directors, officers or controlling persons as set forth above, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

ITEM 6 - AUTHORITY TO ADOPT SECONDARY NAMES

       If the acquisition of Aktiv Gruppen is approved the nature of EuroTrust's primary business will significantly change. Therefore, the Company is seeking approval to in the future utilize business names that are more representative of the EuroTrust business.



THE BOARD RECOMMENDS A VOTE IN FAVOR OF EACH OF ITEMS 2, 3, 4 AND 6 AND A VOTE IN FAVOR OF EACH OF THE TWO DIRECTOR NOMINEES.

                                    EXHIBIT 1
                                    EUROTRUST
                              FINANCIAL STATEMENTS

INDEX TO FINANCIAL STATEMENTS


Report of Independent Registered Public Accounting Firm...................   F-2
Consolidated Balance Sheets as of December 31, 2003 and 2004 .............   F-3
Consolidated Statements of Operations for the Years Ended
  December 31, 2002, 2003 and 2004 .......................................   F-5
Consolidated Statements of Shareholders' Equity for the Years Ended
  December 31, 2002, 2003 and 2004 .......................................   F-6
Consolidated Statements of Comprehensive Income (Loss) for the
  Years Ended December 31, 2002, 2003 and 2004 ...........................   F-7
Consolidated Statements of Cash Flows for the Years Ended
  December 31, 2002, 2003 and 2004 .......................................   F-8
Notes to Consolidated Financial Statements ...............................   F-9

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



The Board of Directors and Shareholders
EuroTrust A/S AND SUBSIDIARIES

       We have audited the accompanying consolidated balance sheets of EuroTrust A/S and Subsidiaries as of December 31, 2004 and 2003 and the related consolidated statements of operations, comprehensive income, shareholders' equity and cash flows for the years ended December 31, 2004, 2003 and 2002. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

       We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

       In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of EuroTrust A/S and Subsidiaries at December 31, 2004 and 2003 and the consolidated results of its operations and its cash flows for the year ended December 31, 2004, 2003 and 2002, in conformity with accounting principles generally accepted in the United States.

       As discussed in Note 1 and Note 6, the financial statements for all periods presented have been restated to reclassify the assets, liabilities, result of operations and cash flow for certain disposed components to discontinued operations. The effect of the restatement on revenues and income from continuing operations is described in Note 1.

/s/Gregory & Eldredge, LLC.

March 4, 2005, except for Note 24
  As to which the Date is May 19, 2005
Salt Lake City, Utah

                         EUROTRUST A/S AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
  (IN THOUSANDS, EXCEPT PER SHARE AND SHARE DATA AND WHERE OTHERWISE INDICATED)

                                                          DECEMBER 31,
                                                          -----------
                                                  2003        2004        2004
                                               ---------   ---------   ---------
                                                  DKK         DKK         USD
ASSETS
Current assets:
   Cash and cash equivalents                       9,363       6,750   $   1,234
   Restricted cash                                    --       5,352         979
   Accounts receivable trade, net of allowance
   for doubtful accounts of DKK 2,239 in 2003
   and DKK 592 in 2004                            20,357      16,521       2,765
   Notes receivable current                           --       2,200         402
   Broadcasting programming rights, current          952       2,928         535
   Inventories                                        --          --          --
   Deferred tax assets                             2,036          --          --
   Valued added tax receivables                       --          --          --
   Prepaid expenses and deposits                     862       2,002         366
   Other receivables                               2,891       1,423         260
   Current assets of discontinued operations      17,914       2,570         728
                                               ---------   ---------   ---------
Total current assets                              54,375      39,746       7,269

   Marketable securities - available for sale        304         197          36
   Notes receivable, net of current portion           --       8,800       1,609
   Broadcasting programming rights, net of
   current portion                                    --       2,898         530
   Rent and other long term deposits               1,123       3,250         595
   Other receivables, long term                       64         524          96
   Long term investments at cost                   2,494          --          --
   Equity method investment in Mediehuset
   Danmark ApS                                     1,500       1,638         299
   Property, plant and equipment, net             52,620      92,554      16,928
   Goodwill                                       23,941      24,561       4,492
   Deferred long-term tax assets                     347       3,972         726
   License rights, net                             1,100          --          --
   Long term assets of discontinued operations     2,977         108          20
                                               ---------   ---------   ---------

Total assets                                     140,845     178,248   $  32,600
                                               =========   =========   =========


 DKK amounts have been converted into US$ at an exchange rate of $1=DKK 5.4676.
              The accompanying notes are an integral part of these
                       consolidated financial statements.

                         EUROTRUST A/S AND SUBSIDIARIES
                 RESTATED CONSOLIDATED STATEMENTS OF OPERATIONS
       (IN THOUSANDS, EXCEPT PER SHARE DATA AND WHERE OTHERWISE INDICATED)

                                                       DECEMBER 31,
                                                       -----------
                                              2003         2004         2004
                                           ----------   ----------   ----------
                                               DKK          USD          DKK
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Secured line of credit                          --        8,417   $    1,540
   Bank loan current portion                       --          741          135
   Lease obligations, current portion           1,176        1,244          227
   Accounts payable                            25,438       22,402        4,097
   Accounts payable, related parties               --           --           --
   Accrued expenses                            21,196       11,681        2,136
   Equipment purchase obligation,
   current portion                                 --       12,152        2,223
   Deferred revenue, current                    1,645           --           --
   Income tax payable                              61           --           --
   Current liabilities of discontinued
   operations                                  40,533        2,556          468
                                           ----------   ----------   ----------
Total current liabilities                      90,049       59,193       10,826

Long term liabilities:
   Long term equipment purchase obligation,
   net of current portion                          --        9,749        1,783
   Deferred revenue                                --           --           --
   Bank loan, net of current  portion              --        3,099          566
   Lease obligations,  net of current
   portion                                         --        4,585          839
   Long term liabilities of discontinued
   operations                                   1,576           --           --
                                           ----------   ----------   ----------
Total long term liabilities                     1,576       17,433        3,188

Minority interest in subsidiaries               2,860           56           10

Shareholders' equity:
   Common shares - par value DKK 7.50,
   8,175,000   and 7,991,000  authorized,
   5,292,245 and 5,108,267 issued at
   December 31, 2003 and 2004                  39,693       38,312        7,007
   Additional paid-in capital                 526,040      519,844       95,077
   Accumulated deficit                       (515,840)    (457,386)     (83,654)
   Accumulated other comprehensive income         512          796          146
   Treasury stock, 71,093 in 2003 and no
   treasury shares in 2004 respectively,
   at cost                                     (4,045)          --           --
                                           ----------   ----------   ----------
Total shareholders' equity                     46,360      101,566       18,576
                                           ----------   ----------   ----------

Total liabilities and shareholders' equity    140,845      178,248   $   32,600
                                           ==========   ==========   ==========

 DKK amounts have been converted into US$ at an exchange rate of $1=DKK 5.4676.
              The accompanying notes are an integral part of these
                       consolidated financial statements.

                         EUROTRUST A/S AND SUBSIDIARIES
                 RESTATED CONSOLIDATED STATEMENTS OF OPERATIONS
       (IN THOUSANDS, EXCEPT PER SHARE DATA AND WHERE OTHERWISE INDICATED)

                                                                                        YEARS ENDED DECEMBER 31,
                                                                             2002          2003          2004          2004
                                                                          ----------    ----------    ----------    ----------
                                                                              DKK           DKK           DKK           USD
Net revenue                                                                   92,028       109,822        91,036    $   16,650

Operating expenses:
   Cost of revenue                                                            75,288        65,818        60,349        11,038
   Selling and marketing                                                      17,948        16,421        17,727         3,242
   Selling and marketing - related parties                                       908         1,074            --            --
   General and administrative                                                 29,607        26,463        20,581         3,764
   General and administrative - related parties                                1,115           418           962           176
   Depreciation                                                               14,823         6,075        10,226         1,870
   Amortization and write down                                                 5,778            --            --            --
   Goodwill impairment                                                        15,533            --           914           167
                                                                          ----------    ----------    ----------    ----------
     Total operating expenses                                                161,000       116,269       110,759        20,257
                                                                          ----------    ----------    ----------    ----------

Operating income (loss)                                                      (68,972)       (6,447)      (19,723)       (3,607)

Other income (expenses)
   Interest income                                                             1,846           214           284            52
   Interest expense                                                             (966)       (1,610)       (1,203)         (220)
   Foreign currency exchange  loss, net                                       (5,226)       (1,847)         (762)         (139)
   Gains from divestitures                                                        --            --         8,102         1,482
   Write-down of long term investments & marketable
   securities                                                                (18,284)         (196)      (14,942)       (2,733)
   Equity in earnings of Mediahuset Danmark ApS                                   --            --           138            25
   Other (expenses) income, net                                               (6,331)          693        (1,442)         (264)
                                                                          ----------    ----------    ----------    ----------

(Loss) income from continuing operations
before income taxes and minority interest                                    (97,933)       (9,193)      (29,548)       (5,404)
   Income tax expense - current and deferred                                  (2,499)        1,491         3,105           568
   Minority interest in net income (loss) of subsidiaries                      3,069          (257)          192            35
                                                                          ----------    ----------    ----------    ----------

(Loss) income from continuing operations                                     (97,363)       (7,959)      (26,251)       (4,801)
                                                                          ----------    ----------    ----------    ----------

Gain (loss) from operations of discontinued internet segment
components net of tax, 0 in 2002, 2003 and 2004                             (179,985)       (8,420)        1,090           199
Gain (loss) from disposal of discontinued Print/On line Media division  and internet segment components net of tax, 0 in
2002, 2003 and 2004                                                           (6,000)       10,049        83,615        15,293
                                                                          ----------    ----------    ----------    ----------

NET (LOSS) INCOME                                                           (283,348)       (6,330)       58,454    $   10,691
                                                                          ==========    ==========    ==========    ==========

BASIC INCOME (LOSS) PER WEIGHTED AVERAGE COMMON SHARE
(Loss) Income from continuing operations                                      (22.33)        (1.70)        (5.30)   $    (0.97)
                                                                          ==========    ==========    ==========    ==========
Gain (loss) from operations of discontinued components                        (41.28)        (1.80)         0.22    $     0.04
                                                                          ==========    ==========    ==========    ==========
Income (loss) income from discontinued operations                              (1.38)         2.15         16.90    $     3.09
                                                                          ==========    ==========    ==========    ==========
Net (loss) income                                                             (64.99)        (1.35)        11.82    $     2.16
                                                                          ==========    ==========    ==========    ==========

Weighted average common shares outstanding                                     4,360         4,671         4,947         4,947
                                                                          ==========    ==========    ==========    ==========

DILUTED INCOME (LOSS) PER WEIGHTED AVERAGE COMMON SHARES
(Loss) Income from continuing operations                                      (22.33)        (1.70)        (4.99)   $    (0.91)
                                                                          ==========    ==========    ==========    ==========
Gain (loss) from operations of discontinued components                        (41.28)        (1.80)         0.21          0.04
                                                                          ==========    ==========    ==========    ==========
Income (loss)  from discontinued operations                                    (1.38)         2.15         15.88    $     2.90
                                                                          ==========    ==========    ==========    ==========
Net (loss) income                                                             (64.99)        (1.35)        11.10    $     2.03
                                                                          ==========    ==========    ==========    ==========

Weighted average common shares outstanding                                     4,360         4,671         5,266         5,266
                                                                          ==========    ==========    ==========    ==========

 DKK amounts have been converted into US$ at an exchange rate of $1=DKK 5.4676.
              The accompanying notes are an integral part of these
                       consolidated financial statements.

                         EUROTRUST A/S AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY
                                   [RESTATED]
       (IN THOUSANDS, EXCEPT PER SHARE DATA AND WHERE OTHERWISE INDICATED)

                                                                                               ACCUMULATED
                                                        COMMON     ADDITIONAL                   OTHER COM-
                                                        SHARES      PAID-IN      ACCUMULATED    PREHENSIVE    TREASURY
                                                        AMOUNT      CAPITAL        DEFICIT        INCOME        STOCK       TOTAL
                                                      ---------   ----------     -----------    ----------    --------   -----------
                                                           DKK         DKK           DKK            DKK          DKK         DKK
BALANCE AT DECEMBER 31, 2001                             34,006      532,280      (226,162)       (1,500)      (5,456)      333,168

Purchase of 116,000 shares of treasury stock                 --           --            --            --       (6,522)       (6,522)
Foreign currency translation adjustments                     --           --            --           958           --           958
Unrealized loss on marketable securities                     --           --            --           (14)          --           (14)
Net loss                                                     --           --      (283,348)           --           --      (283,348)
                                                      ---------   ----------   ------------      -------        -----    ----------

BALANCE AT DECEMBER 31, 2002                             34,006      532,280      (509,510)         (556)     (11,978)       44,242

Issuance of 758,000 common shares for cash
   through exercise of stock options                      5,687          605            --            --           --         6,292
Sale of 140,000 shares of common stock from treasury         --       (6,845)           --            --        7,933         1,088
Currency translation adjustments                             --           --            --           921           --           921
Unrealized loss on marketable securities                     --           --            --           147           --           147
Net income                                                   --           --        (6,330)           --           --        (6,330)
                                                      ---------   ----------   ------------      -------        -----    ----------

BALANCE AT DECEMBER 31, 2003                             39,693      526,040      (515,840)          512       (4,045)       46,360

Issuance of 285,000common shares for cash
   through exercise of stock options                      2,138          141            --            --           --         2,279
Issuance of 60,000 common shares for cash
   through exercise of stock options                        450          332            --            --           --           782
Foreign currency translation adjustments                     --           --            --          (110)          --          (110)
Other than temporary losses on marketable securities         --           --            --           394           --           394
Purchase of 608,120 common shares into treasury at cost      --           --            --            --      (10,826)      (10,826)
Sale of 150,000 shares of treasury stock                     --          319         3,829         4,148
Compensation for the issuance of 25,000
   warrants to purchase common stock at
   DKK 23.76 per ordinary share                              --           85            --            --           --            85
Cancellation of 529,000 common shares held
   in treasury at cost                                   (3,969)      (7,073)           --            --       11,042            --
Net income                                                   --           --        58,454            --           --        58,454
                                                      ---------   ----------   ------------      -------        -----    ----------

BALANCE AT DECEMBER 31, 2004                             38,312      519,844      (457,386)          796           --       101,566

BALANCE AT DECEMBER 31, 2004                          USD$7,007   USD$95,077   USD$(83,654)      USD$146        USD$0    USD$18,576

 DKK amounts have been converted into US$ at an exchange rate of $1=DKK 5.4676.
              The accompanying notes are an integral part of these
                       consolidated financial statements.

                         EUROTRUST A/S AND SUBSIDIARIES
             CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
       (IN THOUSANDS, EXCEPT PER SHARE DATA AND WHERE OTHERWISE INDICATED)


                                                YEARS ENDED DECEMBER 31,
                                           2002      2003      2004      2004
                                         --------   ------   -------   --------
                                            DKK       DKK       DKK       USD


Net income (loss)                        (283,348)  (6,330)   58,454   $ 10,691

Currency translation adjustment, net of
taxes of DKK 0 in 2002, 2003 and 2004         958      921      (110)       (20)

Net change in unrealized loss on
marketable securities, net of
taxes of DKK 0 in 2002, 2003 and 2004         (14)     147       394         72

                                         ---------------------------   --------

Comprehensive net income (loss)          (282,404)  (5,262)   58,738   $ 10,743
                                         ===========================   ========


 DKK amounts have been converted into US$ at an exchange rate of $1=DKK 5.4676.
              The accompanying notes are an integral part of these
                       consolidated financial statements.

                         EUROTRUST A/S AND SUBSIDIARIES
                 RESTATED CONSOLIDATED STATEMENTS OF CASH FLOWS
       (IN THOUSANDS, EXCEPT PER SHARE DATA AND WHERE OTHERWISE INDICATED)

                                                                                               YEARS ENDED DECEMBER 31,
                                                                                      2002         2003         2004         2004
                                                                                   ---------    ---------    ---------    ---------
                                                                                      DKK          DKK          DKK          USD
Cash flows from operating activities:

Net (loss) income from continuing operations                                         (97,363)      (7,959)     (26,251)   $  (4,801)
Adjustments to reconcile net loss (income) to
cash used in operating activities:
   Depreciation, amortization and write down                                          54,418        6,075       11,140        2,037
   Non-cash compensation expense options and warrants                                  4,498       (2,287)          85           16
   (Gain) on sale business                                                                --           --       (8,102)      (1,482)
   (Gain)/loss on sale of fixed assets                                                  (594)      (1,703)         169           31
   Provision for doubtful accounts                                                        --         (699)        (720)        (132)
   Loss on write-down of investments and  marketable securities                           --          197       14,943        2,733
   Deferred tax                                                                         (350)      (1,677)      (1,589)        (291)
   Minority interest                                                                  (3,069)         257         (127)         (23)
   (Gain) on equity method investments                                                    --           --         (138)         (25)
   Non-cash issuance of common shares from treasury                                       --        1,088           --           --

   Changes in operating assets and liabilities:
      Accounts receivable                                                              6,845       (5,156)       8,697        1,591
      Accounts receivable, related parties                                             3,084           --           --           --
      Broadcasting programming rights                                                  3,244        3,804       (3,186)        (583)
      Inventories and other assets                                                    14,012          934         (149)         (27)
      Prepaid expenses                                                                 6,525        2,270       (3,427)        (627)
      Income tax payable                                                               1,263       (1,202)         (61)         (11)
      Other receivables                                                                5,310        4,337          574          105
      Accounts payable                                                               (10,658)       7,225          316           58
      Accounts payable, related parties                                                6,273      (12,356)        (477)         (87)
      Accrued expenses                                                               (15,170)      (3,094)      (6,857)      (1,254)
      Deferred revenue                                                                13,452        1,018        3,298          603
                                                                                   ---------    ---------    ---------    ---------
   Cash used in operating activities from continuing operations                       (8,280)      (8,928)     (11,862)      (2,169)
   Cash used in discontinued operations                                              (46,873)     (19,578)       1,788          327
                                                                                   ---------    ---------    ---------    ---------
   Cash used in operating activities                                                 (55,153)     (18,506)     (10,074)      (1,842)
                                                                                   =========    =========    =========    =========

Cash flows from investing activities:

   Net (Purchase of investments) proceeds from sales of investments                   (5,128)         216      (11,948)      (2,185)
   Acquisition of businesses, net of cash acquired                                   (15,586)      (1,500)     (13,086)      (2,393)
   Proceeds from sale of business, net of cash disposed of                            40,121        1,986       61,730       11,290
   Purchase of fixed assets                                                          (13,881)     (14,773)     (31,220)      (5,709)
   Proceeds from sales of fixed assets                                                 2,177        1,448          561          103
                                                                                   ---------    ---------    ---------    ---------
   Cash provided (used) in investing activities from continuing  operations            7,703      (12,623)       6,037        1,104
   Cash provided (used) in discontinued operations                                    (3,590)        (732)        (582)        (106)
                                                                                   =========    =========    =========    =========
   Cash provided (used) in investing activities                                        4,113      (13,355)       5,455          998
                                                                                   =========    =========    =========    =========

Cash flows from financing activities:

   Net change in short- and long-term borrowings                                      (3,201)        (809)      12,257        2,242
   Purchase of treasury stock                                                         (6,523)          --      (10,826)      (1,980)
   Proceeds from sale and lease back                                                   7,000           --           --           --
   Lease payments                                                                     (3,573)      (2,852)      (1,172)        (214)
   Net change in restricted cash                                                          --           --       (5,352)        (979)
   Proceeds from issuance of common shares, treasury shares and stock options             --        6,292        7,209        1,318
   Cash provided (used) in financing activities from continuing operations            (6,297)       2,631        2,116          387
   Cash provided (used) in discontinued operations                                        --           --           --           --
                                                                                   =========    =========    =========    =========
   Cash provided (used) in financing activities                                       (6,297)       2,631        2,116          387
                                                                                   =========    =========    =========    =========

Effect of currency exchange rate changes on cash and cash equivalents                    958          921         (110)         (20)
                                                                                   ---------    ---------    ---------    ---------
Net  (decrease) in cash and cash equivalents                                         (56,379)     (28,309)      (2,613)        (478)
Cash and cash equivalents, beginning of period                                        94,051       37,672        9,363        1,712
                                                                                   ---------    ---------    ---------    ---------
Cash and cash equivalents, end of period                                              37,672        9,363        6,750        1,234
                                                                                   =========    =========    =========    =========
Cash paid for interest                                                                (1,076)      (1,714)      (1,240)        (227)
                                                                                   =========    =========    =========    =========
Cash paid for taxes                                                                      618        1,373           --           --
                                                                                   =========    =========    =========    =========

 DKK amounts have been converted into US$ at an exchange rate of $1=DKK 5.4676.
              The accompanying notes are an integral part of these
                       consolidated financial statements.

                         EUROTRUST A/S AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)

1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

       EuroTrust A/S and its subsidiaries (the "Company") engage in providing production and broadcasting services and operating the Danish cable channel DK4. The Company previously provided Internet security products and services in Scandinavia these operations were sold during 2003 and 2004.

       The Company operated in two reportable service-based segments from 2002 through 2004: The Production and Broadcasting Segment and the Internet Security Product and Services Segment.


Production and Broadcasting Segment
-----------------------------------

       The Company's Production and Broadcasting Segment consists of the Danish Cable Channel DK4, and one of the largest media production companies in Scandinavia with a special focus on sports programming. The Company's media division also offers educational courses in television production.


Internet Security Product and Service Segment
---------------------------------------------

       At December 31, 2004, the Internet services segment monitors the continuing royalty payments received in connection with the sale of our secure hosting and remote back-up components in 2004.

       The Company's Internet Security Product and Services Segment previously offered trusted Internet security products and services including virus detection products and services, email security products, vulnerability testing, secure remote backup services, digital video surveillance, secure hosting and Public Key Infrastructure (PKI) Services until the sale of these businesses during 2003 and 2004.

BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

       The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States ("US GAAP") and include the accounts of EuroTrust A/S and its majority-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

       The following is a list of our significant operating subsidiaries and their jurisdiction of incorporation and our ownership interest in those subsidiaries at December 31, 2004:

                                     COUNTRY OF                   INTEREST
   SUBSIDIARY                      INCORPORATION                  OWNERSHIP
   ----------                      -------------                  ---------
   Europe-Visions A/S                 Denmark                      100.0%
   EuroTrust PKI Services A/S         Denmark        100.0% (Assets sold April 1, 2004)
   EuroTrust Virus112 A/S             Denmark      100.0% (Assets sold September 30, 2004)
   InAphone A/S               (1)     Denmark       60.0% (Subsequently Sold Jan. 1, 2005)


       (1)    Formerly known as 909.909 A/S

       On December 31, 2003, the Company purchased the remaining 15% interest in Europe-Visions

                         EUROTRUST A/S AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)

A/S.  The  minority  interests'   proportionate  share  of  income  or  loss  of
Europe-Visions A/S is included in the consolidated statement of operations through December 31, 2004.

       The accompanying financial statements included the operating results of Public Key Infrastructure (PKI) Services through April 1, 2004, internet security products and services including virus detection services, email security products, vulnerability testing through September 30, 2004 the secure remote backup services through November 2003, digital video surveillance through December 2003, and secure hosting through January 1, 2004.


       Other   significant    operating    subsidiaries    consolidated    under
Europe-Visions A/S and its jurisdiction of incorporation and the related Company ownership interest in those subsidiaries at December 31, 2004 are as follows:

                                          COUNTRY OF           INTEREST
  SUBSIDIARY                            INCORPORATION          OWNERSHIP
  ----------                            -------------          ---------

  Ciac A/S                                 Denmark              100.0%
  Prime Vision A/S                         Denmark              100.0%
  Arhustudiet A/S                          Denmark              100.0%
  Publishing & Management ApS              Denmark               51.0%
  TV Akademiet A/S                         Denmark              100.0%
  Formedia A/S                             Denmark              100.0%
  Mobile Broadcasting A/S                  Denmark              100.0%

       On April 1, 2004, the Company purchased the remaining 25% interest of Mobile Broadcasting A/S. The minority interests' proportionate share of income or loss of Mobile Broadcasting is included in the consolidated statement of operations through March 31, 2004.

       On July 1, 2004, the Company distributed a 49% interest of Publishing & Management ApS to current management. The minority interests' proportionate share of income or loss of Publishing & Management ApS is included in the consolidated statement of operations from July 1, 2004 through December 31, 2004.

       On April 1, 2004 the Company merged TV Facilities A/S into Prime Vision A/S. The merger had no effect on the accompanying financial statements.

       On June 25, 2004 the Company formed Formedia A/S as a wholly owned subsidiary of Europe-Visions A/S.

       At December 31, 2004 and 2003, the Company held a 25% interest in Mediehuset Danmark ApS; the investment is accounted for under the equity method of accounting.

REPORTING CURRENCY

       The consolidated financial statements are stated in Danish Kroner ("DKK"), the currency of the country in which the Company and its major subsidiaries are incorporated and operate. Balance sheet accounts of foreign subsidiaries are translated into DKK at the year-end exchange rate and items in the statement of operations are translated at the average exchange rate. Resulting translation adjustments are recorded to other accumulated comprehensive income, a separate component of shareholders' equity.

                         EUROTRUST A/S AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)

       Translation adjustments arising from inter-company financing of a long-term investment nature are accounted for similarly. Some transactions of the Company and its subsidiaries are made in currencies other than the reporting currency. Gains and losses from these transactions are included in the statement of operations as foreign currency transaction gains and losses.


INFORMATION EXPRESSED IN US DOLLARS

       Translation of DKK amounts into US Dollar amounts is included solely for the convenience of the reader and has been made at the rate of 5.4676 DKK to one US Dollar, the approximate exchange rate at December 31, 2004. Such translation should not be construed as a representation that the DKK amounts could be converted into US Dollars at that or any other rate.


USE OF ESTIMATES

       The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used when accounting for items and matters such as the allowance for uncollectible accounts, inventory obsolescence, amortization, asset valuations, impairment assessments, taxes, guarantees and contingencies. Management bases its estimates on historical experience and on other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions.


CASH AND CASH EQUIVALENTS

       Cash and cash equivalents consist of cash and short-term deposits with maturities of less than three months at the time of purchase.


RESTRICTED CASH

       Restricted cash as of December 31, 2004, included an escrow account with respect to the secure communications, on-site solutions, and payment platforms to website owners, commercial enterprises and electronic commerce service providers business (PKI) that was sold in April 2004 amounting to DKK 5,352. 50% of the holdback amount was released five business days following December 31, 2004 and the last 50% of the holdback amount is to be released five business days following September 30, 2005.

MARKETABLE SECURITIES - AVAILABLE FOR SALE

       The Company accounts for investments in Marketable securities in accordance with Statement of Financial Accounting Standard (SFAS) 115, "Accounting for Certain Investments in Debt and Equity Securities". Under SFAS 115 the Company's investments in public companies are classified as "available-for-sale". These investments are carried at fair value based on quoted market prices. We review the marketable equity holdings in publicly traded companies on a regular basis to determine if any

                         EUROTRUST A/S AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)

of the marketable securities have experienced an other-than-temporary decline in its fair value. We consider the investee company's cash position, earnings and revenue outlook, stock price performance over the past six months, liquidity and management, among other factors, when reviewing the marketable equity securities. If it is determined that an other-than-temporary decline in fair value exists in a marketable equity security, we record an investment loss in the consolidated statement of operations. Marketable securities are classified as current if the Company has the ability or intention of selling the security within 12 months.

LONG-TERM INVESTMENTS

       Investments in non-public companies are included in long-term investments in the consolidated balance sheet and are accounted for under the cost method and equity method. For these non-quoted investments, we regularly review the assumptions underlying the operating performance and cash flow forecasts based on information requested from these privately held companies. Generally, this information may be more limited, may not be as timely as and may be less accurate than information available from publicly traded companies. Assessing each investment's carrying value requires significant judgment by management. If it is determined that there is an other-than-temporary decline in the fair value of a non-public equity security, we write-down the investment to its fair value and record the related write-down as an investment loss in the consolidated statement of operations.

TRADE ACCOUNTS RECEIVABLE

       Trade accounts receivable are recorded at the amount invoiced to customers and they do not bear interest. The allowance for doubtful accounts is the Company's best estimate of amount of probable losses resulting from the inability of our customers to make required payments. We regularly review the adequacy of our accounts receivable allowance after considering the size of the accounts receivable balance, each customer's expected ability to pay and our collection history with each customer. We review significant invoices that are past due to determine if an allowance is appropriate based on the risk category using the factors described above.

       The following includes the changes in the allowance for doubtful accounts for the years ended December 31, 2002 to December 31, 2004:

                                                      Amounts
                                                      charged
                                                   (credited) to
Allowance for doubtful accounts:     Balance at      Operating                    Balance at
                                      January 1      Expenses     Write-offs      December 31
                                     ----------                                   -----------
Year ended December 31, 2002            7,640              0        (3,011)          4,629
Year ended December 31, 2003            4,629          (699)        (1,691)          2,239
Year ended December 31, 2004            2,239          (720)         (927)            592


NOTES RECEIVABLE

       Notes receivable were recorded as a result of the sale of Virus 112 and totaled DKK 11,000 at December 31, 2004. Interest of 6% per annum is recorded and receivable on a quarterly basis beginning December 31, 2004. Principal payments of DKK 550 are payable quarterly beginning March 31, 2005 through December 31, 2009. No allowance for doubtful accounts has been recorded on the notes as they are deemed collectable. The Company's policy for putting the loan on non-accrual status and to record an

                         EUROTRUST A/S AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)

allowance for doubtful accounts is based upon management's best estimate of amount of probable losses resulting from the purchaser inability to make required payments.

BROADCASTING PROGRAMMING RIGHTS

       The Company acquires rights to broadcasting programming and produces programming for exhibit on its cable television station. The costs incurred in acquiring and producing programs are capitalized and amortized over the greater of when the program is aired or the license period or the projected useful life of the programming, currently 12 to 28 months. Program rights and the related liabilities are recorded at the gross amount of the liabilities when the license period has begun, the cost of the program is determinable, and the program is accepted and available for airing.


INVENTORIES

       Inventories principally consist of 38,000 (not in thousands) IBM Tivoli licenses at both December 31, 2003 and 2004, relating to our remote back-up business. Inventories are stated at the lower of cost or market with cost determined on the basis of the first-in, first-out method. In order to evaluate the designated market value of such assets the company investigates the available market for these products and their expected sales price. As of December 31, 2002 these licenses were written-down by DKK 21.7 million to DKK 0. During 2003, the Company recognized a DKK 3,367 reduction in cost of revenues for inventory credits given on the return of 7,000 IBM Tivoli licenses. As of December 31, 2004 these licenses were valued at DKK 0, net of allowance for obsolescence or DKK 18,333.


              PROPERTY, PLANT AND EQUIPMENT

       Buildings, production and technical equipment, furniture and fixtures, automobiles and leasehold improvements are carried at cost less accumulated depreciation. Assets held under capital leases are recorded at the present value of minimum lease payments less accumulated depreciation. Land is carried at cost and is not depreciated.

Buildings are depreciated on a straight-line basis over 50 years. Production and technical equipment, furniture and fixtures and automobiles are depreciated on a straight-line basis over the expected useful lives of between three and ten years. Leasehold improvements are amortized over the shorter of their expected lives, which is ten years or the non-cancelable term of the leases.


GOODWILL AND OTHER DEFINITE LIFE INTANGIBLE ASSETS

       Goodwill represents the excess of costs over the fair value of the identifiable net assets of businesses or remaining minority interest of businesses acquired. Other definite life intangibles assets consisted in 2003 of license rights to virus scanning software and other intangible assets. The Company accounts for Goodwill and Other Intangible Assets in accordance with SFAS No. 142, GOODWILL AND OTHER INTANGIBLE ASSETS, and accordingly Goodwill and indefinite intangible assets are tested for impairment at least annually or when circumstances change that could result in impairment; definite-life intangible assets with estimable useful lives are amortized over their respective estimated useful lives, and reviewed for impairment in accordance with SFAS No. 144, Accounting for Impairment or Disposal of Long-Lived Assets.

                         EUROTRUST A/S AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)

IMPAIRMENT OF LONG-LIVED ASSETS

       In accordance with SFAS No. 144, long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Circumstances which could trigger a review include, but are not limited to: significant decreases in the market price of the asset; significant adverse changes in the business climate or legal factors; current period cash flow or operating losses combined with a history of losses or a forecast of continuing losses associated with the use of the asset; and current expectation that the asset will more likely than not be sold or disposed of significantly before the end of its estimated useful life.

       Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and would no longer be depreciated. The depreciable basis of assets that are impaired and continue in use is their respective fair values


REVENUE RECOGNITION

              The Company derives revenues from two primary categories: (i) Broadcasting, which includes cable and digital television subscriber income and program production income; and (ii) Internet services, which include managed public key infrastructure ("PKI") services and digital certificate services (through April 1, 2004), virus surveillance and detection services (through September 30, 2004), and royalty relating to remote data backup services. The Company's revenue recognition policies are in accordance with SEC Staff Accounting Bulletin ("SAB") No. 104, "REVENUE RECOGNITION, unless otherwise noted below. The revenue recognition policy for each of these categories is as follows:

          BROADCASTING

          The Company recognizes cable and digital television revenue in accordance with the terms of the contracts entered into with cable and digital television providers, which are based on the number of subscribers for the Company's television channel and as programming, is made available to viewers. Revenue and costs associated with program production are recognized when persuasive evidence of an arrangement exists, programs are completed and delivered to our customers, and fees are fixed and collectable with no further future obligation to the customer.

          INTERNET SERVICES

          The Company previously recognized revenues from issuances of digital certificates and managed PKI services, virus surveillance and detection services, and remote data backup, previous to the divestitures of these businesses in 2003 and 2004, when all of the following criteria were met:
       (1) persuasive evidence of an arrangement exists, (2) delivery of products and services has occurred, (3) the fee is fixed or determinable and (4) collectibility is reasonably assured. We determine each of the criteria in our revenue recognition as follows:

          PERSUASIVE EVIDENCE OF AN ARRANGEMENT EXISTS. We enter into written agreements with our customers, that are signed by both the customer and the Company, or other related documentation from those customers who have previously negotiated an arrangement.

                         EUROTRUST A/S AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)

          DELIVERY OF PRODUCTS AND SERVICES HAS OCCURRED. Certificate and security technologies may be delivered physically or downloaded by the customer. Undelivered components of these technologies that are essential to the functionality of the products, if any are not recognized until delivery in full is complete.

          THE FEE IS FIXED OR DETERMINABLE. Agreements with customers do not include a right to return. The majority of the initial fees are due within one year or less. Should there be arrangements with payment terms that extending beyond customary payment terms, the fees then are considered not to be fixed or determinable, and revenues from such arrangements are recognized as payments become due and realizable.

          COLLECTIBILITY IS PROBABLE. Collectibility is assessed for each customer class of which there is a history of successful collection based upon a credit review. Initial determination that collectibility is not probable results in the revenues being recognized as cash is collected.

          In software arrangements involving multiple elements, as required by the EITF Issue 00-21, "Revenue Arrangements with Multiple Deliverables" and American Institue of Certified Public Accountants Statement of Position ("SOP") 97-2, as amended by SOP 98-9, the Company allocates and defers revenue for the undelivered elements based on vendor-specific objective evidence, or VSOE, of the fair value of the undelivered elements, and recognizes the difference between the total arrangement fee and the amount deferred for the undelivered elements as revenue. VSOE of each element is based on the price for which the undelivered element is sold separately. If VSOE does not exist for undelivered elements such as maintenance services, then the entire arrangement fee is recognized over the performance period.

          Fees from the sales of digital certificates and managed PKI services, which include bundled maintenance services that are not sold separately, were deferred and recognized ratably over the period that such contracted services were provided, usually 12 to 24 months.

          Revenues from virus surveillance and detection services, which include bundled maintenance services that were not sold separately, were deferred and recognized ratably over the period that the service was provided, usually 3 to 36 months.

          Up-front fees from hosting and remote data backup services were deferred and recognized ratably over the period that the services are provided, usually 3 to 12 months.

          The Company's consulting and installation services relating to secure communication, virus protection and network security were not essential to the functionality of the software. These software products were fully functional upon delivery and did not require any significant modification or alteration. Revenues from consulting and installation services, which were provided on a time and materials basis, were recognized as the services were performed and accepted by the customer.

          Currently, the Company receives royalties on the sales of Internet products and services of divested subsidiaries. These royalties are recognized as revenues in the periods in which they are earned and deemed collectable.

                         EUROTRUST A/S AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)

ADVERTISING COSTS

       Advertising costs are expensed as incurred. Advertising expenses totaled DKK 4.0 million, DKK 3.9 million and DKK 5.0 million in 2002, 2003 and 2004, respectively.


              INCOME TAXES

       The Company utilizes the asset and liability method to account for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and to operating loss carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company records a valuation allowance to reduce deferred tax assets to an amount which realization is more likely than not.


                                  STOCK OPTIONS

       At December 31, 2004, the Company has a number of stock options outstanding. We apply the intrinsic value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES", and related interpretations including FASB Interpretation No. 44, "ACCOUNTING FOR CERTAIN TRANSACTIONS INVOLVING STOCK COMPENSATION AN INTERPRETATION OF APB NO. 25" issued in March 2000, to account for our fixed plan stock options.

       Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123 "ACCOUNTING FOR STOCK-BASED COMPENSATION," established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, we have elected to continue to apply the intrinsic value-based method of accounting described above, and have adopted the disclosure requirements of SFAS No. 123. The following table (in DKK) illustrates the effect on net loss and net loss per share if we had applied the fair value recognition provisions of SFAS No. 123, "ACCOUNTING FOR STOCK-BASED COMPENSATION," to stock-based employee compensation under which the estimated fair value of the options would have been over the options' vesting periods:


                                                 2002        2003        2004
                                               --------    --------    --------

Reported net income (loss)                     (283,348)     (6,330)     58,454
Reported stock-based compensation expense            --          --          --
Pro forma stock-based compensation expense      (12,036)     (8,027)     (6,982)
                                               --------    --------    --------
Pro forma net income (loss)                    (295,384)    (14,357)     51,472


Reported basic income (loss) per share           (64.99)      (1.35)      11.82
Reported diluted income (loss) per share         (64.99)      (1.35)      11.10

Pro forma basic income (loss) per share          (67.75)      (3.07)      10.40
Pro forma diluted income (loss) per share        (67.75)      (3.07)       9.77

                         EUROTRUST A/S AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)

       The fair value of these stock options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions

                                                         2002     2003     2004
                                                        ------   ------   ------
Risk free interest rate                                  4.70%    3.62%    3.47%
Dividend yield                                            0%       0%       0%
ADR's Annual volatility of the expected market price     1.25     1.58     1.60
Expected life of the options                             2.81     4.90     4.47


CONCENTRATION OF CREDIT RISK

       Cash and cash equivalents are, for the most part, maintained with several major financial institutions in Scandinavia. These balances are insured up to DKK 300 per account.

The company has one large customer in the broadcasting segment which alone accounts for 28% and 25% of the company's consolidated revenue for 2002, 2003, respectively. The company has two large customers in the broadcasting segment which accounts for 32% and 16%, respectively of the company's consolidated revenue for 2004. These two customers account for approximately 33% and 22% of our outstanding receivables at December 31, 2004.

PENSIONS AND OTHER POST-RETIREMENT AND POST-EMPLOYMENT BENEFITS

       The Company contributes to insurance companies for defined contribution pension benefits agreements between employees and insurance companies. The Company's contributions are expensed as incurred. The Company has no future liabilities related to pensions beyond the contribution.

       Other than the pension benefits described above, the Company does not provide its employees with post-retirement and post-employment benefits.

RESTATEMENT

       The financial statements have been restated for all periods presented to reflect a one-for-six reverse stock split of it ordinary common shares effected May 19, 2005 (See Note 14).

       The financial statements for all periods presented have been restated to reclassify the assets, liabilities, result of operations and cash flow for the disposed components of EuroTrust Virus 112 A/S, EuroTrust PKI Services A/S, EuroTrust Sweden, Telefax Scandinavia AB, EuroTrust E-Security SARL, and EuroTrust France SAS to discontinued operations.

       The effect of the restatement reduced revenues from continuing operations from DKK 135,789 to DKK 92,028 for 2002, from DKK 166,411 to DKK 109,822 for
2003 and DKK 112,111 to DKK 91,036 for 2004. The effect of the restatement reduced the (loss) from continuing operations from DKK (277,348) or DKK (63.61) per share to DKK (97,363) or DKK (22.33) per share for 2002; resulted in the
(loss) from operation of DKK (8,930) or DKK (1.91) per share changing to income from continuing operations of DKK 2,041 or DKK 0.44 per share for 2003; and income from continuing operations

                         EUROTRUST A/S AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)

changing from DKK 58,454 or DKK 11.82 per share to a (loss) from continuing operations of DKK (26,251) or DKK (5.30) per share in 2004. The restatement had no effect on net loss or loss per share for 2002 and 2003 or net income or income per share for 2004.

RECLASSIFICATIONS

       Certain balances in the financial statements for December 31, 2002 and 2003 have been reclassified to conform to the headings and classifications used in the December 31, 2004 financial statements


                      RECENTLY ISSUED ACCOUNTING STANDARDS

       In November 2004, the FASB issued SFAS No. 151, "Inventory Costs". SFAS No. 151 requires abnormal amounts of inventory costs related to idle facility, freight handling and wasted material (spoilage) to be recognized as current-period charges. In addition, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The Company will be required to adopt the provisions of SFAS No. 151 for fiscal years beginning after June 15, 2005.
Management believes the provisions of this Standard will no effect on our financial position or results of operations.

       In December 2004, the FASB issued SFAS No. 123(R), "Share-Based Payment". This Statement revises SFAS No. 123, "Accounting for Stock-Based Compensation" and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees."

       SFAS No. 123(R) requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. The cost will be measured based on the fair value of the instruments issued. The Company will be required to apply SFAS No. 123(R) as of the first fiscal year begins after June 30, 2005. Accordingly, The Company will adopt SFAS No. 123(R) during the first quarter of fiscal 2006. Management is currently evaluating the impact SFAS No. 123(R) will have on the Company's results of operations as a result of adopting this new Standard. Upon adopting SFAS 123(R) the Company's income will decrease as a result of the additional compensation expense if additional options are granted.

       In January 2003, the FASB issued Interpretation No. 46, "CONSOLIDATION OF VARIABLE INTEREST ENTITIES, AN INTERPRETATION OF ACCOUNTING RESEARCH BULLETIN ("ARB") NO. 51." In December 2003, the FASB issued a revision to Interpretation No. 46, and interpretation of ARB Opinion No. 51 ("FIN 46R"). FIN 46R clarifies the application of ARB 51 "CONSOLIDATED FINANCIAL STATEMENTS," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support provided by any parties, including the equity holders. FIN 46R requires the consolidation of these entities, known as variable interest entities ("VIE's"), by the primary beneficiary of the entity. The primary beneficiary is the entity, if any, that will absorb a majority of the entity's expected losses, receive a majority of the entity's expected residual returns, or both.

       Among other changes, the revisions of FIN 46R (a) clarified some requirements of the original FIN 46, which had been issued in January 2003, (b) eased some implementation problems, and (c) added new scope exceptions. FIN 46R deferred the effective date of the interpretation for public companies to the end of the first reporting period ending after March 15, 2004, except that all public companies must at a minimum apply the unmodified provisions of the interpretation to entities that were previously considered "special-purpose entities" in practice and under the FASB literature prior to the issuance of FIN 46R by the end of the first reporting period ending after December 15, 2003.

                         EUROTRUST A/S AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)

       Among the scope expectations, companies are not required to apply FIN 46R to an entity that meets the criteria to be considered a "business" as defined in the interpretation unless one or more of four named conditions exist. FIN 46R applies immediately to a VIE created or acquired after January 31, 2003. EuroTrust does not have any interests in VIE's and the adoption of FIN 46R did not have a material impact on EuroTrust financial position, results of operations or cash flows.

       In March 2004, the FASB issued EITF Issue No. 03-1 ("EITF 03-1"), "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." EITF 03-1 includes new guidance for evaluating and recording impairment losses on debt and equity instruments, as well as new disclosure requirements for investments that are deemed to be temporarily impaired. The accounting guidance provided in EITF 03-1 is effective for fiscal years beginning after June 15, 2004, while the disclosure requirements are effective for annual periods ending after June 15, 2004. The Company does not expect the adoption of EITF 03-1 will have a material impact on its financial position, results of operations, or cash flows.


2.     INVESTMENT SECURITIES

       The following is a summary of available-for-sale investments held as long-term assets (in DKK):

                                                       GROSS
                                                     UNREALIZED         FAIR
                                        COST           LOSSES           VALUE
                                        ----         ----------         -----
   December 31, 2003:
   Shares in Land and Leisure A/S           698            (394)             304
                                     ----------     -----------      -----------
   Total                                    698            (394)             304
                                     ----------     -----------      -----------

                                                     OTHER THAN
                                                      TEMPORARY         FAIR
                                        COST           LOSSES           VALUE
                                        ----         ----------         -----
   December 31, 2004:
   Shares in Land and Leisure A/S           698            (501)             197
                                     ----------     -----------      -----------
   Total                                    698            (501)             197
                                     ----------     -----------      -----------


       The unrealized loss on the available-for-sale investment securities is included in other cumulative comprehensive income during 2003. During 2004, the Company recognized a DKK 501 other than temporary loss on available-for-sale marketable securities.


3.     LONG TERM COST AND EQUITY METHOD INVESTMENTS IN UNCONSOLIDATED COMPANIES

       The following is a summary of long-term investments that are stated at cost less impairment charges(in DKK)

                         EUROTRUST A/S AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)

                                                             DECEMBER 31,
                                                          2003         2004
                                                       ----------   ----------
       Cost Method Investments
       Shares in Excelsa S.P.A                              2,494            0
       Trust Italia S.p.A                                      --           --
       GBS A/S                                                 --            0
                                                       ----------   ----------
       Total Cost Method Investments                        2,494            0
                                                       ----------   ----------

       Equity Method Investments

       Mediehuset Danmark ApS                               1,500        1,638
                                                       ----------   ----------

                                                       ----------   ----------


       EXCELSA SA S.R.L.

       During the second half of 2004, the Company acquired additional 139,322 (not in thousands) ordinary shares of Excelsa S.P.A. for a total cash amount of DKK 11,948 or Euro 1,659. Subsequent to year ended December 31, 2004, Eurotrust discovered that Excelsa SA had overstated their 2004 and 2003 results. EuroTrust, MSGI and one other significant shareholders entered into negotiations with Excelsa to attempt to remediate the damages. As a result of overstatement and uncertainty of Excelsa ability to continue as a going concern management recorded an impairment charge of DKK 14,442 during 2004.

       TRUST ITALIA S.P.A.

       On September 1, 2004, the Company sold its approximately 16% interest in Trust Italia S.p.A. to Excelsa SA for a total consideration of DKK 7,436 or Euros 1,000. The investment was written down to zero at December 31, 2002 based on an impairment test.

       GBS A/S

       During 2004 the Company sold the remaining 10% of the shares in GBS A/S for DKK 72 in cash. The investment was written down to zero at December 31, 2002 based on an impairment test.

       MEDIEHUSET DANMARK APS

       In 2003, as part of a severance agreement with our former COO, Brain Mertz Pedersen, the Company invested 1.5 million DKK for a 25% ownership of Mediahuset Danmark ApS. At the date of purchase the purchase price exceeded 25% of the net equity of Mediahuset Danmark ApS by DKK 998. The Company's Equity in earnings of Mediahuset Danmark ApS for the year ended September 30, 2004 was DKK 138.


4.     PROPERTY, PLANT AND EQUIPMENT

       Property, plant and equipment include the following (in DKK):

                                          Estimated            DECEMBER 31,
                                                               -----------
                                             Life           2003         2004
                                                        -----------  -----------
Land                                         N/A             1,929        1,929

Building                                   50 years         27,321       27,321
Production & Technical equipment         3 to 5 years       24,998       83,362
Furniture and fixtures                   3 to 5 years       10,031        1,920
Automobiles                                5 years           3,536        4,617
Leasehold improvements                  3 to 10 years        6,040        3,748
                                                        -----------  -----------
                                                            73,855      122,897
Less accumulated depreciation and
amortization                                              (18,514)     (30,305)
                                                        -----------  -----------

Net property, plant and equipment                           55,341       92,592
                                                        ===========  ===========

Depreciation expense                                         7,872       10,604

                         EUROTRUST A/S AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)

       The net book value of assets on capital lease arrangements included in property, plant and equipment total DKK 0 and DKK 5,829 at December 31, 2003 and 2004, respectively.

       On April 1, 2005, the Company sold its building located at Poppelgardvej 11-13 in Soborg, Copenhagen to Lion Ejendomme ApS for DKK 20,000 in cash. At December 31, 2004 the net book value of the building was DKK 19,638.

       At December 31, 2003 and 2004, certain of the Company's building and equipment was held as collateral on current and long term financing (See Note 9 & 10).

5.     GOODWILL

       Goodwill relating to the purchase of the Company's Broadcast Media segment. consisted of the following (in DKK):

                                                            December 31,
                                                         2003          2004
                                                      ----------    ----------
BALANCE AT THE BEGINNING OF THE YEAR                      20,964        23,941

CHANGES:
               Additions                                   2,977         1,585
               Disposals                                       0             0
               Impairment                                      0          (965)

                                                      ----------    ----------
BALANCE AT THE END OF THE YEAR                            23,941        24,561
                                                      ----------    ----------


       On April 1, 2004, Prime Vision A/S purchased the remaining 25% of Mobile Broadcast A/S, from Euro Broadcast Hire A/S thereby becoming the 100% owner of Mobile Broadcast A/S. The purchase price exceeded the fair market value of net assets acquired by approximately DKK 620, which was recorded as goodwill.

       On April 23, 2004, the Company's  subsidiary  InAphone (formerly known as
909.909 A/S) acquired the assets of Ideation House ApS. The purchase price exceeded the fair value of the net assets acquired by approximately DKK 965, which was recorded as Goodwill. At December 31, 2004, the Company recorded an impairment charge of DKK 965 related to the purchase as the projected future cash flows from the subsequent sale of InAphone were insufficient to realize the related goodwill.

                         EUROTRUST A/S AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)

       On December 31, 2003, EuroTrust A/S purchased the remaining 15% of Europe-Visions A/S (formerly Euro909Media A/S), from Parken Sport & Entertainment thereby becoming the 100% owner of Europe-Visions A/S. The purchase price exceeded the fair market value of net assets acquired by approximately DKK 2,977, which was recorded as goodwill.

       During the fourth quarter of 2003 and 2004, the Company performed the annual impairment test and recorded an impairment charge of DKK 0 and DKK 965, respectively.,

       Fair value was estimated for each reporting unit, within EuroTrust, using the expected present value of discounted future cash flows the unit is expected to generate over its remaining life. When making these estimates, we were required to make estimates of future operating trends and judgments on discount rates and other variables. Actual future results and other assumed variables could differ from these estimates. The discount rates used ranged from 14 to 16 percent and the terminal values were estimated based on terminal growth rates of two percent. The assumptions supporting the estimated future cash flows, including the discount rate and estimated terminal values, reflect management's best estimates.


6.     LICENSE RIGHTS AND OTHER INTANGIBLES, NET

       License rights and certain other intangible assets are classified as definite life intangible assets and consisted of the following:

                                                                December 31,
                                                                ------------
                                                             2003         2004
                                                           -------       ------
Definite Life Intangible Assets:
         Software licensing rights                          52,540           --
         Other intangible  assets                            5,816        5,816
                                                           -------       ------
                                                            58,356        5,816
               Less accumulated amortization               (57,256)      (5,816)
                                                           -------       ------
Net definite life intangible assets                          1,100           --
                                                           =======       ======

Amortization expense                                          (445)        (224)
Weighted average amortization period                       5 Years       5 Years

       During 2004, the Company sold the remaining software licensing rights in connection with the sale of Virus 112 (See Note 7).


7.     BUSINESS ACQUISITIONS, DIVESTITURES AND DISCONTINUED OPERATIONS


ACQUISITIONS DURING 2004
------------------------

       On April 1, 2004, Prime Vision A/S purchased the remaining 25% of Mobile Broadcast A/S, from Euro Broadcast Hire A/S thereby becoming the 100% owner of Mobile Broadcast A/S. The

                         EUROTRUST A/S AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)

purchase price exceeded the fair market value of net assets acquired by approximately DKK 620, which was recorded as goodwill.

       On April 23, 2004, the Company's subsidiary formerly known as 909.909 A/S changed it's name to InAphone A/S and acquired, in a transaction accounted for as a purchase, the assets and operations of Ideation House ApS which engages in the development and marketing of mobile phone software technologies. The terms of the purchase required the Company to surrender 40% of the outstanding equity of InAphone A/S to the current management and to loan DKK 3,000 of working capital to InAphone A/S. The purchase price exceeded the fair value of the net assets acquired by approximately DKK 965, which was recorded as Goodwill. The consolidated financial statements include the results of operations of InAphone A/S from April 23, 2004 through December 31, 2004. Further, the net loss for InAphone A/S for the period from April 23, 2004 through December 31, 2004 applicable to the 40% minority interest were not allocated to the holders of the non-controlling interest as there is an inability of the minority shareholders to share in such losses.

       On January 1, 2005, and subsequent to December 31, 2004, the Company sold InAphone A/S as InAphone A/S had depleted the capital management was willing to allocate, without showing any significant increase in sales from the use of media in mobile phones and hand-held personal organizers. The minority shareholders paid DKK 1 for the Company's 60% interest and assumed the net liabilities of InAphone A/S as of December 31, 2004. The subsequent sale resulted in no gain or loss.

ACQUISITIONS DURING 2003

       On December 31, 2003, EuroTrust A/S purchased the remaining 15% of Europe-Visions A/S (formerly Euro909Media A/S), from Parken Sport & Entertainment thereby becoming the 100% owner of Europe-Visions A/S. The purchase price exceeded the fair market value of net assets of Europe-Visions acquired by approximately DKK 2.9 million, which was recorded as goodwill.


ACQUISITIONS DURING 2002

       ALPHASYS SAS

       As of January 2002, the Company acquired 100% of the French IT-security company Alphasys SAS, for a cash consideration of DKK 40.2 million. This consideration was subsequently reduced by DKK 5,057 after a loss guarantee was negotiated and a refund paid by the vendor of Alphasys SAS in June 2002.

       Alphasys was purchased from Synerco ApS, a Danish company, also known as Venture 2000. Peter Forchhammer is a majority shareholder of Synerco ApS and was one of the original founders of EuroTrust in 1985 and is currently a shareholder in EuroTrust.

       The total purchase price has been allocated to the assets acquired and the liabilities assumed on the acquisition date. In the provisional purchase price allocation goodwill of DKK 33.2 million was recorded in connection with this acquisition, which forms part of The Company's Internet Security Product and Services Segment. The results of these operations have been reclassified to discontinued operations in the Company's financial statements.

       As of December 31, 2002, following an assessment of the current and future performance of the Alphasys business, we tested the goodwill arising on this acquisition for impairment. As a result of this

                         EUROTRUST A/S AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)

test we wrote down the carrying value of the goodwill from DKK 33.2 million to zero. The tangible fixed assets acquired were also written down to zero as a result of this impairment test.


       EUROTRUST NETVAULTING A/S (FORMERLY WISEHOUSE A/S)

       As of December 31, 2002 Medani A/S exercised the written option issued at the time of the Company's purchase of an 85% equity interest in EuroTrust NetVaulting A/S to sell its remaining equity interest of 15% in EuroTrust NetVaulting A/S to the company. The consideration comprised 134,083 ADR's, valued at DKK 5,000. The share purchase was made in accordance with the terms of a shareholder agreement with the minority shareholder Medani A/S. The EuroTrust ADR's issued to Medani A/S in this transaction were purchased from a shareholder who had purchased the shares in the market, at the request of the Company, during the period August 2002 to November 2002. The shares were sold to the Company at the same price that the shareholder had paid in the market with an additional 1% to cover transaction costs. The shareholder has been working as a consultant to EuroTrust NetVaulting A/S.

       The Company experienced a loss of DKK 4,923 with regard to this option which is included within other (expenses) income in the consolidated statement of operations as of December 31, 2002. The difference between the actual purchase price for the ADR's of DKK 4,575 and the fair value of the option of DKK 5,000 has been included within other (expenses) income, net in the consolidated statement of operations as a gain amounting to DKK 425.

       EUROTRUST SECURE HOSTING A/S

       As of January 1, 2002, we combined our Digiweb activity with DHT Hosting ApS (a Danish automated hosting company) to form EuroTrust Secure Hosting A/S, our secure web hosting subsidiary, in which we have a 75% ownership interest. DHT Hosting ApS has an option to sell its 25% interest in EuroTrust Secure
Hosting A/S to us in 2004 and forward at a price based on the future profitability of Hosting or for a minimum of DKK 2,500. In addition, DHT Hosting ApS has an option to acquire an additional 10% of EuroTrust Secure Hosting A/S for a price of DKK 50 (at par). These options have been included in the financial statements at their respective fair values, resulting in an expense of DKK 2,287 in 2002 which is included within other (expenses) income, net in the consolidated statement of operations for the year ended December 31, 2002.


DISCONTINUED OPERATIONS

       During 2004 and 2003, the company elected to divest the operations of the internet services segment. The divestitures were completed during 2004 and 2003 with the operations of EuroTrust Virus 112 A/S, EuroTrust PKI Services A/S, EuroTrust Sweden, Telefax Scandinavia AB, EuroTrust E-Security SARL, and EuroTrust France SAS being reclassified in the accompanying statement of operations to discontinued operations as the Company will not have any continuing involvements in the components or cash flows from their operations. Revenues of the discontinued components for the years ended December 31, 2004, 2003 and 2002 were DKK 21,075, DKK 56,589, and DKK 43,761. The pretax income or
(loss) from the operations of the discontinued components was DKK (179,985), DKK (18,420) and DKK 1,090 for the 2002, 2003 and 2004, respectively. The gain
(loss) on disposal of the discontinued components was DKK (6,000), DKK 10,049 and DKK 83,615 for 2002, 2003 and 2004, respectively.

                         EUROTRUST A/S AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)

DIVESTITURES DURING 2004

       VIRUS 112

       On September 30, 2004 the Company sold the assets of Virus112, to Comendo A/S. Virus112 A/S, a wholly-owned subsidiary of the Company, through which the Company offered virus detection products and services. The purchase price was approximately U.S. $2.5 million, of which U.S. $700,000 was paid in cash and the balance was paid by a five-year note receivable in the principal amount of U.S. $1.8 million, bearing interest of 6% per annum, and payable in quarterly installments. Comendo will also hire the Virus112 employees and assume the employee and the ongoing contractual obligations of Virus112. In addition, Comendo will enter into a 5-year lease for the portion of the facility owned by the Company that is occupied by Virus 112.

       In connection with the sale Comendo agreed to lease certain office space and equipment from the Company. The lease calls for Comendo to make monthly payments of DKK 79 the first 6 months and afterwards DKK 113 per month through September 30, 2009.

       The following table summarizes the proceeds received, the assets and liabilities divested and the gain recorded by the Company on the closing date of the sale to Comendo:

                                                              SEPTEMBER 30, 2004
                                                              ------------------
                                                              (IN THOUSANDS DKK)
Proceeds from sale of Virus112 A/S assets:
    Cash received (October 1, 2004)                                       4,000
    Notes receivable                                                     11,000
                                                              ------------------
                                                                         15,000
                                                              ==================
Assets and liabilities divested in sale of
  EuroTrust PKI assets:
    Current assets                                                        3,190
                                                              ------------------
       Total assets divested                                              3,190
                                                              ------------------
    Current deferred revenue                                            (10,868)
                                                              ------------------
       Total liabilities divested                                       (10,868)
                                                              ------------------
       Net liabilities divested                                          (7,678)
                                                              ==================
    Write-down of related property and equipment
    in connection with the sale                                           1,741
                                                              ==================
    Related cost of divestiture                                           1,200
                                                              ==================
Gain on sale of business                                                 19,737
                                                              ==================

                         EUROTRUST A/S AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)

       PKI

       On April 1, 2004, the Company sold the Secure Socket Layer certificate assets of EuroTrust PKI to VeriSign. EuroTrust PKI, a wholly-owned subsidiary of the Company, is the operation through which the Company sells Public Key Infrastructure (PKI) Services, including VeriSign's SSL certificates and related services in Austria, Switzerland, Finland, Norway, Sweden and Denmark. Under the terms of the agreement, VeriSign paid the Company U.S. $8.5 million in cash and assume the ongoing obligations of EuroTrust PKI SSL contracts.

       In connection with the sale VeriSign agreed to lease certain office space and equipment from the Company. The lease calls for VeriSign to make monthly payments of U.S. $10 through April 1, 2007. VeriSign may cancel the lease after 18 months through the payment of a U.S. $50 cancellation fee.

       The following table summarizes the proceeds received, the assets and liabilities divested and the gain recorded by the Company on the closing date of the sale to VeriSign:

                                                                 APRIL 1, 2004
                                                              ------------------
                                                              (IN THOUSANDS DKK)
Proceeds from sale of EuroTrust PKI assets:
    Cash received                                                        46,312
    Cash held in escrow                                                   5,959
                                                              ------------------
                                                                         52,271
                                                              ==================
Assets and liabilities divested in sale of EuroTrust
  PKI assets:
    Current assets                                                        8,888
                                                              ------------------
        Total assets divested                                             8,888
                                                              ------------------
    Current deferred revenue                                            (29,620)
                                                              ------------------
        Total liabilities divested                                      (29,620)
                                                              ------------------
        Net liabilities divested                                        (20,732)
                                                              ==================
    Write-down of related property and equipment
    in connection with the sale                                           9,367
                                                              ==================
    Legal and related cost of divestiture                                   574
                                                              ==================

Gain on sale of business                                                 63,062
                                                              ==================

                         EUROTRUST A/S AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)

       Secure Hosting A/S

       In January 2004, the Company sold its hosting subsidiary, EuroTrust Secure Hosting A/S, to Mondo A/S. The consideration we received includes a three-year royalty agreement on future sales generated from our transferred customer base and thus has not been classified as a discontinued operations. The agreement includes a minimum royalty of DKK 7,100 over the three-year period. During 2004, the Company received royalty payment of DKK 1,435 which has been included in the gain from sales of business line item on the consolidated statements of operations.


DIVESTITURES DURING 2003

       NetVaulting A/S

       On November 30, 2003, the Company sold the assets in its secure remote back-up business, EuroTrust NetVaulting A/S, to Munk IT. The consideration includes a 10-year royalty agreement on future sales generated from our transferred customer base and thus has not been classified as discontinued operations.

       EuroTrust Sweden AB

       On December 31, 2003, the Company sold its 70% interest in EuroTrust Sweden AB to CEO/shareholder (30% of EuroTrust Sweden - Klas Carlin) and our previous CTO Tobias Wahlgren for DKK 1. The operations have been reclassified as discontinued operations in the accompanying financial statements. All employment liabilities for Tobias Wahlgren is in connection with the agreement transferred from EuroTrust PKI Services A/S to EuroTrust Sweden AB. EuroTrust Sweden AB had a negative equity of approx. DKK 1,400 as of December 31, 2003. Due to the negative equity EuroTrust has given EuroTrust Sweden AB the possibility for a loan of a maximum of DKK 1,600 forward for the period ending December 31, 2005. The loan can at anytime be transferred into equity of a maximum of 25% in EuroTrust Sweden AB.

       On December 31, 2003 we sold our interest in Alphasys for DKK 1 and recognized a gain of approximately DKK 6,400 gain on sale of subsidiary. The operations have been reclassified to discontinued operations in the accompanying financial statements. Alphasys had previously been forced into liquidation in October 2003. Management believes in consultation with its French attorney that no liability will be raised against EuroTrust A/S.

       On November 30, 2003 the Company disposed of the operations and assets of Realtime Security A/S for DKK 400 resulting in the Company recognizing a loss of DKK 520 on the sale. The operations have been reclassified as discontinued operations in the accompanying financial statements.

                         EUROTRUST A/S AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)

8.     FAIR VALUE OF FINANCIAL INSTRUMENTS

       The fair value of the Company's cash equivalents and restricted cash, receivables, marketable securities, long-term investments, line of credit and long-term debt, payables and lease obligations approximates the carrying amount, which is the amount for which the instrument could be exchanged in a current transaction between willing parties. Information about each instrument follows:

CASH, CASH EQUIVALENTS AND RESTRICTED CASH

       The carrying amount of cash, cash equivalents and restricted cash approximates their fair value as of December 31, 2003 and 2004, because of the short term maturities of those instruments.

ACCOUNTS RECEIVABLE, RECEIVABLES FROM RELATED PARTIES, VAT RECEIVABLE AND OTHER RECEIVABLES

       The carrying amounts of accounts receivable, receivables from related parties, VAT receivable and other receivables approximate their fair value as of December 31, 2003 and 2004 because of the expected short term collection of those instruments.

NOTES RECEIVABLE,

       The carrying amount of notes receivable approximates their fair value as of December 31, 2003 and 2004 because the interest rates approximate the rate of similar instruments as of December 31, 2004.

Marketable securities

       The fair values of investment securities are estimated based on quoted market prices as of December 31, 2003 and 2004 and are stated at fair value.

LONG TERM INVESTMENTS

       For long-term other investments for which there are no quoted market prices, a reasonable estimate of fair value as of December 31, 2003 and 2004 is based on a review of the assumptions underlying the operating performance of the privately held companies.

LINE OF CREDIT AND LONG- TERM DEBT

       The fair values of the Company's line of credit and long-term debt as of December 31, 2003 and 2004 approximate recorded values as of December 31, 2004, based on similar current rates offered to the Company for debt of the same remaining maturities.

ACCOUNT PAYABLE AND ACCOUNTS PAYABLE, RELATED PARTIES

       The carrying amount of accounts payable and accounts payable -related party approximates fair value as of December 31, 2003 and 2004, because of the short term maturity of those instruments.

LEASE OBLIGATIONS

       The fair value of the Company's lease obligations is estimated by discounting the future cash flows at rates currently offered to the Company for debt of comparable maturities by the Company's bankers and is similar to recorded amounts as of December 31, 2004.


9.     SHORT-TERM BORROWING AND LINE-OF-CREDIT

       Short-term borrowing from a Danish bank is due on demand and consists of the following (in DKK):

                                                             DECEMBER 31,
                                                         2003            2004
                                                      ----------      ----------
Forstaedernes Bank                                            --           8,417
                                                               0           8,417
                                                      ==========      ==========

                         EUROTRUST A/S AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)

       At December 31, 2004 the Company also has secured lines-of-credit with Danish banks up to DKK 9.0 million. Interest rates fluctuate with the market rates of the major banks. The weighted average interest rates as of December 31, 2003 and 2004 were 6.0% and 5.5%, respectively. The Company has pledged a mortgage deed on the building of DKK 10,000 as collateral for the borrowings.


10.    BANK LOANS

       Bank loans consist of the following (in DKK):

                                                              DECEMBER 31,
                                                           2003          2004
                                                        ----------    ----------
Forstaedernes Bank 5.5% note payable, due
September 2009, payable in monthly installments of
DKK 77, with vehicles and broadcasting equipment
valued at DKK 4,150 pledged as collateral                       --         3,840
                                                        ----------    ----------

Less current portion                                            --           741
                                                        ----------    ----------
                                                                --         3,099
                                                        ==========    ==========


The estimated aggregate maturities required on long-term debt for each of the individual years at December 31, 2004 are as follows:

                                                                   2004
                                                                ----------

      Year ending December 31:
         2005                                                          741
         2006                                                          767
         2007                                                          810
         2008                                                          855
         2009                                                          667
                                                                ----------

                                                                     3,840
                                                                ==========


11.    CAPITAL LEASES

       The Company is obligated under capital leases for inventories and production van and equipment that expire at November 1, 2008. At December 31, 2003 and 2004, the gross amount of production vans and equipment and related accumulated depreciation recorded under capital leases and the amount of inventories subject to sale-and-leaseback arrangements were as follows:

                                                              DECEMBER 31,
                                                              ------------
                                                           2003          2004
                                                        ----------    ----------
Inventories, net of impairment charges                          --            --
OB van and equipment                                            --         7,095
                                                        ----------    ----------

                                                                --         7,095

Less accumulated depreciation                                   --         1,266
                                                        ----------    ----------

                                                                --         5,829
                                                        ==========    ==========

                         EUROTRUST A/S AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)

       For the year ended December 31, 2004 the Company recorded depreciation expense on assets held under capital leases of DKK 1,172 which was included in depreciation expense on the statements of operations.

       In 2002 the Company entered into a sale and lease back agreement with IBM regarding the company's inventories of Tivoli licenses. The lease payments amount to DKK 3,706 per year and the agreement expires April 30, 2004. The lease is secured by 15,000 Tivoli licenses valued at approximately DKK 7,215 before their impairment in 2002. During 2003 the Company stopped making payments on the lease obligations due to disagreements regarding the underlying Tivoli Licenses; resulting in the lease obligation being in default according to the terms of the lease agreement. At December 31, 2003 and 2004 the Company has included approximately DKK 3,839, in accounts payable representing approximately DKK 3,744 in principal and DKK 95 in interest relating to unpaid lease commitments. The Company is from time to time in discussions with IBM to resolve the underlying disagreements and to potentially renegotiate the terms of the lease agreement.

       The Company also has several non-cancelable operating leases, primarily for office space, that expire over the next two years. These leases generally contain renewal options for one year and require the Company to pay all executory costs such as maintenance and insurance. Expenses under operating leases, amounted to DKK 3.4 million, DKK 1.8 million and DKK 1.3 million in the years ended December 31, 2002, 2003 and 2004, respectively.

       Future minimum lease payments under non-cancelable operating leases (with initial or remaining lease terms in excess of one year) and future minimum capital lease payments, as of December 31, 2004 are:

                                              CAPITAL LEASES    OPERATING LEASES
                                              --------------    ----------------

Year ending December 31:
    2005                                             1,560             1,115
    2006                                             1,560             1,027
    2007                                             1,560               754
    2008                                             1,430               680
    2009                                                --               225
    2010                                                --               208
                                              --------------    ----------------

           Total minimum lease payments              6,110             4,009
                                              ==============    ================

Less amount representing interest                      281
                                              --------------

           Present value of net minimum
             capital lease payments                   5,829
                                              --------------

Less current installments of obligations
  under capital leases                                1,244
                                              --------------

           Obligations under capital leases,
             excluding current installments          4,585
                                              ==============

                         EUROTRUST A/S AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)

12.    RELATED PARTY TRANSACTIONS

       In the ordinary course of business, EuroTrust engages in transactions with certain entities and individuals that are considered to be related parties as follows:


VERISIGN INC

       VeriSign was a minority shareholder in EuroTrust A/S (approx. 18%) until April 1, 2004. The transactions entered into during the year and the accounts payable at the year end shown below are a result of commercial trade with VeriSign. Current accounts with VeriSign are not carrying any interest.

                                                              DECEMBER 31,
                                                              ------------
                                                           2003          2004
                                                        ----------    ----------

VeriSign Inc. (Annual fees and royalties)                    4,204         2,082
                                                        ==========    ==========

VeriSign Inc. (Accounts payable)                               477            --
                                                        ==========    ==========


       On April 1, 2004, the Company sold the Secure Socket Layer certificate assets of EuroTrust PKI to VeriSign. EuroTrust PKI, a wholly-owned subsidiary of the Company, is the operation through which the Company sells Public Key Infrastructure (PKI) Services, including VeriSign's SSL certificates and related services in Austria, Switzerland, Finland, Norway, Sweden and Denmark. Under the terms of the agreement, VeriSign paid the Company $8.5 million U.S. in cash and assumed the ongoing obligations of EuroTrust PKI SSL contracts.

Simultaneously with the closing of the transaction to sell the assets of EuroTrust PKI to VeriSign, the Company repurchased 458,120 (Not in thousands) of its ordinary shares which is equivalent to 458,120 (Not in thousands) American Depository Receipts or "ADRs" from VeriSign for $1,136 U.S. The repurchase was authorized by the Company's shareholders on May 28, 2003.

NEMETH & SIGETTY A/S

       Mr. Karoly Laszlo Nemeth is the Chairman of the board of directors of EuroTrust A/S and is also the joint owner of Nemeth & Sigetty A/S. Nemeth & Sigetty A/S provided legal services to the Company during each of the three years ended December 31, 2002, 2003 and 2004. For the years ended December 31, 2002, 2003 and 2004 Nemeth & Sigetty A/S has been paid, DKK 1,115, DKK 418 and DKK 962 respectively. The total outstanding payables due to Nemeth & Sigetty A/S as at December 31, 2003 and December 31, 2004 were DKK 0 and DKK 0, respectively.

                         EUROTRUST A/S AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)

13.    INCOME TAXES

       The Company and each of its subsidiaries file separate tax returns in each country of incorporation. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of December 31, 2003 and 2004 are as follows (in DKK):

                                                             DECEMBER 31,
                                                             ------------
                                                          2003          2004
                                                       ----------    ----------
DEFERRED TAX ASSETS
   Net operating loss carry forwards                      105,365        98,393
   Tax value of fixed assets in excess of
     book value of fixed assets                             7,415         1,709

   Other temporary differences                                  0
   Deductible goodwill and intangible assets                9,547         2,624
   Provisions                                              10,262        10,262
   Capital losses on shares                                     0             0
                                                       ----------    ----------
   Total deferred tax assets                              132,589       112,988
                                                       ----------    ----------
   Less: Valuation allowance                             (130,206)     (109,016)
                                                       ----------    ----------
   NET DEFERRED TAX ASSETS                                  2,383         3,972

Deferred tax liabilities                                        0             0

Total net deferred tax assets                               2,383             0


       The recognized tax assets as of December 2003 and 2004 are related to temporary differences between the book and fiscal values of fixed assets in the profitable broadcasting segment and for the company EuroTrust Secure Hosting A/S.

       The Company assessed the realization of the deferred tax assets based on available evidence, both positive and negative, to determine whether it is more likely than not that all or a portion of the deferred tax assets will be realized. The conclusion as to whether it is more likely than not that some portion of these assets will not be realized takes into consideration the following factors, among others:

    o  Future  earnings  potential   determined  through  the  use  of  internal
       forecasts

    o  The carry forward period associated with the deferred tax assets and

    o The nature of the income that can be used to realize the deferred tax assets

       To the extent that the Company determines it is more likely than not that all or a portion of the deferred tax assets will not be realized, a valuation allowance is recorded.

                         EUROTRUST A/S AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)

       The tax loss carry-forwards available at December 31, 2004 and their expiration years are as follows (in DKK):

      EXPIRATION YEAR          DENMARK     SWITZERLAND      TOTAL
      ---------------          -------     -----------      -----

   2005                         28,355                      28,355
   2006                         52,597                      52,597
   Indefinitely                195,700        12,250       207,950
                               -------        ------       -------


       The accumulated tax loss carry forwards cannot be used by all group companies as only a limited number of companies are jointly taxed.

       For financial reporting purposes, income before income taxes is as follows (in DKK):

                                                          DECEMBER 31,
                                                          ------------

                                                   2002       2003       2004
                                                 --------    -------    -------

Pretax income (loss):
   Denmark                                       (268,422)      (995)    28,026
   Sweden                                          (2,844)         0          0
   France                                          (3,616)         0          0
   UK                                                  45          0          0
   Switzerland                                     (3,081)    (9,169)         0
                                                 --------    -------    -------
                                                 (277,918)   (10,164)    28,026
                                                 ========    =======    =======
Significant components of the provision
  for income taxes are:
   Current:   Denmark                              (2,849)      (186)         0
              Others                                    0          0          0
                                                 --------    -------    -------
                                                   (2,849)      (186)         0
                                                 --------    -------    -------

   Deferred:  Denmark                                 350      1,677     (3,105)
              Others                                    0          0          0
                                                 --------    -------    -------
                                                      350        350     (3,105)
                                                 --------    -------    -------
      Total:                                       (2,499)    (2,499)    (3,105)
                                                 ========    =======    =======

                         EUROTRUST A/S AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)

       The reconciliation of income tax computed at the Danish statutory tax rate to income tax expense is:

                                                          2002    2003    2004
                                                          ----    ----    ----

Danish income tax rate .................................    30%     30%     30%
Non taxable gain on sold business ......................     0%      0%      0%
Non deductible impairment charges ......................   (10)%     0%      0%
Change in valuation allowance on deferred tax assets ...   (21)%    45%     45%
Other items, net .......................................     0%      0%      0%
                                                           ---
Reported income tax expense ............................    (1)%   (15)%   (15)%
                                                           ===


14.    SHAREHOLDERS' EQUITY

TREASURY SHARES

       During 2004, a total of 150,000 (not in thousands) shares were purchased from a shareholder into treasury and were later sold for DKK 4,148. Both transactions were at market price and resulted in a gain of DKK 319, which were booked under additional paid in capital. The Company repurchased 458,120 (Not in thousands) of its ordinary shares from VeriSign for $1,136 U.S. simultaneously with the closing of the transaction to sell the assets of EuroTrust PKI to VeriSign,. The shares were purchased into treasury.

       During the fourth quarter of 2004, the Company cancelled the 458,120 (not in thousands) in treasury with a cost of DKK 11,042.

       In 2003 the Company issued from treasury 139,423 (not in thousands) treasury shares valued at DKK 1,088 (the market price of the common share on the date issued from treasury) in connection with a guarantee for equity financing in EuroTrust in the event of needed funding. The guarantee expired May 9, 2004. The DKK 1,088 has been recorded as interest expense in the accompanying financial statements.

       During the period from September 2002 to December 2002, a total of 15,400 (not in thousands) shares were purchased by a shareholder and were then sold back to the Company at the same price as that originally paid by the shareholder. During 2002 the Company purchased an additional 100,542 (not in thousands) treasury shares through its stockbroker. The Company has not bought any additional treasury shares in 2003.


COMMON STOCK

       During 2004, the Company issued 345,254 shares (not in thousands) upon the exercise of options at pricing ranging from $1.32 to $2.46 per share.

       During 2003, the Company issued 758,079 shares (not in thousands) upon the exercise of options at pricing ranging from $1.26 to $1.50 per share.

1 FOR 6 REVERSE STOCK SPLIT OF ORDINARY SHARES

       On May 19, 2005, and reflected in the accompanying financial statements the Company effected a 1 for 6 reverse stock split of it's ordinary shares wherein in lieu of issuing a fraction of a New Share, to pay to each holder the value thereof based upon the closing price of an ADR on the NASDAQ Small Cap

                         EUROTRUST A/S AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)

Market on the day on which the change shall have occurred. The Company further effected a change in the par value of each ordinary common share of the Company from DKK1.25 to DKK 7.50.

15.    EARNINGS PER SHARE

       Basic net (loss) income per share is computed by dividing net (loss) income (numerator) by the weighted-average number of shares of common stock outstanding during the period (denominator). Diluted net (loss) income per share gives effect to stock options considered to be potential common shares, if dilutive. Potential common shares consist of shares issuable upon the exercise of stock options computed using the treasury stock method.

The following table presents the computation of basic and diluted average common shares outstanding:


                                                      YEAR ENDED DECEMBER 31,

                                                    2002       2003       2004

Determination of basic and diluted shares:

Weighted-average shares outstanding
                                                     4,360      4,671      4,947
Potential common shares--dilutive stock
options                                                 --         --        319
                                                  --------   --------   --------
Basic and diluted average common shares              4,360      4,671      5,266
outstanding

       In 2004, the Company excluded 267 common share equivalents with a weighted-average share price of $5.52, in 2003, the Company excluded 136 weighted-average common share equivalents with a weighted-average share price of $1.38 and in 2002, the Company excluded 14 weighted-average common share equivalents with a weighted-average share price of $5.04 from the potential common shares because their effect would have been anti-dilutive. Weighted-average common share equivalents do not include stock options with an exercise price that exceeded the average fair market value of the Company's common stock for the period.

       Subsequent to the year ended December 31, 2004 the Company issued 71,094 (not in thousands) common ADR shares upon the exercise of stock options, issued 207,458 (not in thousands) common ADR shares upon the exercise of stock options, issued 16,666 (not in thousands) common ADR shares upon the exercise of stock options, issued 15,000 (not in thousands) common ADR shares upon the exercise of stock options and issued 587,500 (not in thousands) warrants to purchase the Company's Common Stock at $4.75 per share expiring on April 30, 2015.

                         EUROTRUST A/S AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)

16.    STOCK OPTIONS

       STOCK OPTIONS

       2001 INCENTIVE OPTION PLAN

       During 2001, the Board authorized the grant and issue of 354,167 (not in thousands) options each to purchase one common share at various share prices ranging from $6.30 to $10.26 per share to employees and directors of the Company. The exercise price of the stock options was equal to the market price on the date of grant. The stock options are exercisable during the year of grant through their expiration dates ranging from August 31, 2003 to December 31, 2005. At December 31, 2004, 26,667 (not in thousands) options were outstanding.

       In addition during 2001, the Board authorized the grant and issue of 7,500 (not in thousands) options each to purchase one common share at a price of $6.54. A total of 2,500 (not in thousands) of these options became exercisable during 2002, another 2,500 (not in thousands) vest in 2003 and the remainder vest in 2004. These options all expired on January 1, 2005.

       2002 INCENTIVE STOCK OPTION PLAN

       During 2002, the Board authorized the grant and issue of 413,924 (not in thousands) stock options each to purchase one common share at various share prices ranging from $2.34 to $7.86 to employees and directors of the Company. The exercise price of the options was equal to the market price on the date of grant. A total of 294,458 (not in thousands) of these options were outstanding at December 31, 2004. The stock options are exercisable during the year of grant through their expiration dates ranging from January 1, 2005 to May 30, 2005.

       2003 INCENTIVE STOCK OPTION PLAN

During 2003, the Board authorized the grant and issue of 1,318,750 (not in thousands) stock options each to purchase one common share at various share prices ranging from $1.20 to $2.88 to employees and directors of the Company. The exercise price of the options was equal to the market price on the date of grant. Of these options 215,417 (not in thousands) were outstanding at December 31, 2004. The stock options are exercisable during the year of grant through their expiration dates ranging from May 30, 2005 to February 3, 2008.

       2004 INCENTIVE STOCK OPTION PLAN

During 2004, the Board authorized the grant and issue of 434,621 (not in thousands) stock options each to purchase one common share at various share prices ranging from $3.24 to $3.76 to employees and directors of the Company. The exercise price of the options was equal to the market price on the date of grant. Of these options all were outstanding at December 31, 2004. 434,621 stock options are exercisable during the year of grant and all stock options have expiration dates ranging from May 12, 2007 to May 12, 2009.

                         EUROTRUST A/S AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)

       A summary of the Company's stock option activity, and related information for the three years ended December 31, 2004 is as follows:

                                               2002                        2003                       2004
                                     -------------------------   -------------------------  -------------------------
                                                 WEIGHTED                    WEIGHTED                    WEIGHTED
                                     OPTIONS      AVERAGE        OPTIONS      AVERAGE        OPTIONS     AVERAGE
                                               EXERCISE PRICE              EXERCISE PRICE             EXERCISE PRICE
                                               --------------              --------------             --------------
   Outstanding, beginning of year         723          $11.46       1,021           $7.92         947          $3.12
   Granted                                414            4.92       1,319            1.38         435           3.48
   Exercised                                -               -       (758)            1.26       (345)           1.32
   Forfeited                             (17)            7.20       (250)            5.94           -              -
   Expired                               (99)           21.00       (385)            7.50        (64)           7.74
   Outstanding, end of year             1,021           $7.92         947           $3.12         973          $3.48
   Exercisable, end of year             1,016           $7.92         944           $3.12         903          $3.48
Weighted average fair value of
options granted during the year                         $3.60                       $6.42                      $3.18

       The  following   table   summarizes   information   about  stock  options
outstanding as of December 31, 2004:

                                             WEIGHTED-         WEIGHTED-
      RANGE OF              SHARES            AVERAGE           AVERAGE        SHARES         WEIGHTED-AVERAGE
   EXERCISE PRICES        OUTSTANDING        REMAINING         EXERCISE      EXERCISABLE       EXERCISE PRICE
                                            CONTRACTUAL         PRICE
                                               LIFE
----------------------   --------------   ---------------    ------------    ------------   ---------------------
    $1.44 - $1.50                  166       3.0 years          $1.50                166           $1.50
    $2.34 - $2.88                   52       2.5 years          $2.82                 52           $2.82
    $3.00 - $3.30                  298       3.3 years          $3.24                298           $3.24
    $3.78 - $3.78                  215       3.3 years          $3.78                215           $3.78
    $4.68 - $8.40                  242      0.28 years          $5.64                242           $5.64
        Total                      973      2.46 years          $3.48                973           $3.48

       No compensation cost is recognized in income for any of the years presented above as the options can be exercised at a price equal to or greater than the price on the date of grant.

       WARRANTS

       During 2004, the Company recorded DKK 85 in consulting expense for the issuance of warrants to purchase 25,000 (not in thousands) common shares at DKK
23.76 expiring February 28, 2005. The warrants were valued using the Black Scholes method and with the following variables Yield of 0%, Volatility of 42.79%, Risk free interest rate of 3%, and estimated life of 0.5 years.

                         EUROTRUST A/S AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)

17.    PENSIONS

       During 2002, 2003 and 2004, the company has recognized expenses for defined contribution pension agreements with paid to pension and insurance companies on behalf of employees totaling DKK 1.5 million, DKK 1.8 million and DKK 0.8 million, respectively. The Company has no liability beyond their contributions related to the pensions.


18.    NON-CASH FINANCING AND INVESTING ACTIVITIES

       Capital lease obligations of DKK 525, DKK 1,176 and DKK 5,829 were incurred in 2002, 2003 and 2004 respectively. The Company entered into the leases for machinery, equipment and automobiles. In 2003 the Company issued from treasury, 139,422 (not in thousands) shares of its common stock in connection with a guarantee for committing a private Placement in EuroTrust valid for 12 months.

       In 2002 the Company issued from treasury, 134,083 (not in thousands) shares of its common stock with a market value of DKK 5,000 as consideration for the purchase of a 15% interest in the subsidiary EuroTrust NetVaulting A/S.


19.    COMMITMENTS

       The Company issues product guarantees in accordance with Danish law, normally covering the subscription period of services provided to customers. The Company has not incurred any costs in fulfilling these guarantees and the Company estimated a liability of DKK $0 for the cost of such guarantees as of December 31, 2003 and 2004.


20.    LITIGATION

       During 2003, the Company recorded a provision of DKK 1,000 for expenses relating to an arbitration court regarding the construction of our building located in Soeborg. The constructor claimed bills for extra work performed and EuroTrust claim compensation due to insufficient work performed by the constructor. During 2004, as a result of the arbitration the Company paid a net payment to the constructor of approx. DKK 1,000 in settlement of the case.

       During 2004, the Company paid Cyberguard DKK 994 in settlement of claims arising out of a disagreement regarding a reseller agreement signed in October 2002.

       The Company is from time to time involved in routine legal and administrative proceedings and claims of various types. While any proceedings or claim contains an element of uncertainty, Management does not expect them to have an affect on our results of operations or financial position.


21.    SEGMENT REPORTING

       The Company's Chief Operating Decision-maker, as defined in SFAS No. 131, is considered to be EuroTrust's CEO. The Chief Operating Decision-maker reviews separate consolidated financial information for the Internet services business segment, the broadcast media business segment and prior to 2002 other segments. Each of the Company's business segments are managed separately because they offer and distribute distinct services to different customer segments. The Company therefore considers that it has three reportable segments under SFAS 131 from 2002 to 2004 as follows: (i) Internet services,

                         EUROTRUST A/S AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)

and (ii) broadcast media. The print and online media segment was disposed of in December 2001 and is, therefore, treated as a discontinued operation thereafter. The internet services segment was disposed of during 2004 and 2003 with the operations being classified as discontinued operations with the exception of the operations of the EuroTrust Secure Hosting and Netvaulting components as the Company continued to receive royalties from the existing customers at the time of their sale.

       The Chief Operating Decision-maker evaluates performance and allocates resources based on profit or loss from operations before interest, gains and losses on the Company's investment portfolio, and income taxes. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. It is the Company's policy that trade between the segments is entered into on an arms-length basis.

       Net sales by geographical location and reportable segment information for each and business segment for each of the years ended December 31, 2002, 2003 and 2004 is presented in the following tables:

                   2002                     2003                     2004               2004
              DKK          %          DKK            %          DKK           %          USD

Denmark        91,095     99%         109,000      99.2%         84,510      93%          15,456
Norway            539     0.6%            417      0.4%               -      -%                -
Sweden            424     0.4%            405      0.4%           6,526      7%            1,194





           ----------------------  ------------------------  ----------------------  ------------
               92,028     100%        109,822      100%          91,036     100%          16,650
           ----------------------  ------------------------  ----------------------  ------------


       The segmented data are as follows:

[BALANCE OF PAGE INTENTIONALLY LEFT BLANK]

                         EUROTRUST A/S AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)

                                                                  YEARS ENDED DECEMBER 31,
                                                    2002            2003            2004            2004
                                                 ----------      ----------      ----------      ----------
                                                     DKK             DKK             DKK             USD
INTERNET SERVICES:
Net revenue                                          20,008          21,203              23      $        4
Operating expenses:
   Cost of sales                                     34,754           7,773               0               0
   Selling and marketing expenses                     8,706           5,410           3,502             641
   General and administrative expenses               20,788          14,344           8,905           1,629
   Depreciation, amortization and write down         31,306           1,311           2,071             379
                                                 ----------      ----------      ----------      ----------
   Total operating expenses                          95,554          28,838          14,478           2,648
                                                 ----------      ----------      ----------      ----------
Operating  (loss)                                   (75,476)         (7,635)        (14,455)     $   (2,644)
                                                 ----------      ----------      ----------      ----------
Capital expenditure                                   9,210           1,762           2,541      $      465
                                                 ----------      ----------      ----------      ----------
Total assets                                         99,962          65,655          55,581      $   10,165
                                                 ----------      ----------      ----------      ----------

BROADCAST MEDIA
Net revenue                                          72,020          88,619          91,013      $   16,646
Operating expenses:
   Cost of sales                                     40,534          58,045          60,349          11,038
   Selling and marketing expenses                    10,150          12,085          14,225           2,601
   General and administrative expenses                9,934          12,537          12,638           2,312
   Depreciation, amortization and write down          4,828           4,764           9,069           1,658
                                                 ----------      ----------      ----------      ----------
   Total operating expenses                          65,446          87,431          96,281          17,608
                                                 ----------      ----------      ----------      ----------
Operating income (loss)                               6,574           1,188          (5,268)     $     (963)
                                                 ----------      ----------      ----------      ----------
Capital expenditure                                   8,261          13,743          29,261      $    5,352
                                                 ----------      ----------      ----------      ----------
Total assets                                         68,255          75,190         122,667      $   22,435
                                                 ----------      ----------      ----------      ----------

CONSOLIDATED
Net revenue                                          92,028         109,822          91,036          16,650
Operating expenses:
   Cost of sales                                     75,288          65,818          60,349          11,038
   Selling and marketing expenses                    18,856          17,495          17,727           3,242
   General and administrative expenses               30,722          26,881          21,543           3,940
   Depreciation, amortization and write down         36,134           6,075          11,140           2,037
                                                 ----------      ----------      ----------      ----------
   Total operating expenses                         161,000         116,269         110,759          20,257
                                                 ----------      ----------      ----------      ----------
Operating (loss)                                    (68,972)         (6,447)        (19,723)     $   (3,607)
                                                 ----------      ----------      ----------      ----------
Capital expenditure                                  17,471          15,505          31,802      $    5,816
                                                 ----------      ----------      ----------      ----------
Total assets                                        168,217         140,845         178,248      $   32,600
                                                 ----------      ----------      ----------      ----------


       DKK amounts have been converted into US$ at an exchange rate of $1=DKK 5.4676.

                         EUROTRUST A/S AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)

24.    SUBSEQUENT EVENTS

       The Company issued 310,218(not in thousands) common ADR shares upon the exercise of stock options at DKK 13.02 to DKK 21.72 per share.

       On April 1, 2005, the Company sold its building located at Poppelgardvej 11-13 in S0borg, Copenhagen to Lion Ejendomme ApS for DKK 20,000 in cash. At December 31, 2004 the net book value of the building was DKK 19,638.

       On May 16, 2005, the Company issued 587,500 warrants to Officers and Directors of the Company to purchase the Company's common stock at $4.75 per share. The warrants vest immediately and are expire April 30, 2015. The estimated fair value of the warrants on the date issued is approximately DKK 15,600.

       On May 19, 2005, and reflected in the accompanying financial statements the Company effected a 1 for 6 reverse stock split of it's ordinary shares wherein in lieu of issuing a fraction of a New Share, to pay to each holder the value thereof based upon the closing price of an ADR on the NASDAQ Small Cap Market on the day on which the change shall have occurred. The Company further effected a change in the par value of each ordinary common share of the Company from DKK1.25 to DKK 7.50.

                                    EXHIBIT 2
                                  AKTIV GRUPPEN
                              FINANCIAL STATEMENTS

                                                         Deloitte
                                                         Statsautoriseret
                                                         Revisionsaktieselskab
                                                         CVR-nr. 24 21 37 14

                                                         Egtved Alle 4
                                                         DK-6000 Kolding

                                                         Phone   +45 75 53 00 00
                                                         Telefax +45 75 53 00 38

                                                         www.deloitte.dk


       ------------------------------------------------------------------




                  AKTIV GRUPPEN HOLDING A/S
                  CENTRAL BUSINESS REGISTRATION NO 20 35 86 45


                  ANNUAL REPORT 2004/05





       ------------------------------------------------------------------

AKTIV GRUPPEN HOLDING A/S
--------------------------------------------------------------------------------



CONTENTS

                                                                            PAGE
                                                                            ----

COMPANY DETAILS                                                                1

STATEMENT BY MANAGEMENT ON THE ANNUAL REPORT                                   2

AUDITORS' REPORT                                                               3

MANAGEMENT'S REVIEW                                                            4

ACCOUNTING POLICIES                                                            5

INCOME STATEMENT FOR 2004/05                                                  12

BALANCE SHEET AT 30 JUNE 2005                                                 13

STATEMENT OF CHANGES IN EQUITY FOR 2004/05                                    17

NOTES                                                                         18

AKTIV GRUPPEN HOLDING A/S                                                      1
--------------------------------------------------------------------------------


COMPANY DETAILS

COMPANY

Aktiv Gruppen Holding A/S
Kokholm 3
DK-6000 Kolding
Central Business Registration No: 20 35 86 45
Registered in: Kolding


Telephone 75 50 24 75
Fax 75 50 45 75
Internet: www.aktiv-gruppen.dk
E-mail: post@aktiv-gruppen.dk


SUPERVISORY BOARD
Peter Juul, chairman
Sten Brian J0rgensen
Jan Larsen
Arne Olsen
Bo Kristensen


EXECUTIVE BOARD

Arne Olsen
Bo Kristensen


COMPANY AUDITOR
Deloitte Statsautoriseret Revisionsaktieselskab







The Annual General Meeting adopted the annual report on


CHAIRMAN OF THE GENERAL MEETING

-----------------------------------

AKTIV GRUPPEN HOLDING A/S                                                      2
--------------------------------------------------------------------------------


STATEMENT BY MANAGEMENT ON THE ANNUAL REPORT

We have today presented the annual report of Aktiv Gruppen A/S for 2004/05.

The annual report has been presented in accordance with the Danish Financial Statements Act. We consider the applied accounting policies appropriate for the annual report to provide a true and fair view of the Group's and the Parent's financial position, results and cash flows.

We recommend the annual report for adoption at the Annual General Meeting.

Kolding, 23 September 2005

EXECUTIVE BOARD

Arne Olsen                Bo Kristensen

SUPERVISORY BOARD


Peter Juul                Sten Brian J0rgensen      Jan Larsen
Chairman



Arne Olsen                Bo Kristensen

AKTIV GRUPPEN HOLDING A/S                                                      3
--------------------------------------------------------------------------------


AUDITORS' REPORT

TO THE SHAREHOLDERS OF AKTIV GRUPPEN HOLDING A/S

We have audited the annual report of Aktiv Gruppen Holding A/S for the financial year 2004/05, prepared in accordance with the Danish Financial Statements Act.

The annual report is the responsibility of the Company's Management. Our responsibility is to express an opinion on the annual report based on our audit.

BASIS OF OPINION

We conducted our audit in accordance with Danish Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance that the annual report is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the annual report. An audit also includes assessing the accounting policies applied and significant estimates made by Management as well as evaluating the overall annual report presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not resulted in any qualification.

OPINION

In our opinion, the annual report gives a true and fair view of the Group's and the Parent's financial position at 30 June 2005 and of the results of their operations for the financial year 2004/05 in accordance with the Danish Financial Statements Act.

Kolding, 23 September 2005

DELOITTE

Statsautoriseret Revisionsaktieselskab


Leo Gilling               Poul Skovgaard
State Authorised          State Authorised
Public Accountant         Public Accountant

AKTIV GRUPPEN HOLDING A/S                                                      4
--------------------------------------------------------------------------------


MANAGEMENT'S REVIEW

PRIMARY ACTIVITY

The Group's primary activity consists in construction at its own expense and for the account of others.

DEVELOPMENT IN ACTIVITIES AND FINANCES

Profit for the year before tax amounts to DKK 50,869k. Profit for the year after tax amounts to DKK 40,179k.

The net profit for the year is considered satisfactory.

The number of projects in progress is significant and the Management expects a continued increase in level of activity and profit for the financial years ahead.

EVENTS AFTER THE BALANCE SHEET DATE

No events have occurred after the balance sheet date to this date which would influence the evaluation of this annual report.

AKTIV GRUPPEN HOLDING A/S                                                      5
--------------------------------------------------------------------------------


ACCOUNTING POLICIES

The annual report is presented in accordance with the provisions of the Danish Financial Statements Act governing reporting class C enterprises (medium).

The annual report has previously been prepared in accordance with the provisions of the Danish Financial Statements Act governing reporting class B enterprises. Therefore, the annual report does not include any key figures and ratios and cash flow statement.

Apart from this, the annual report has been presented applying the same accounting policies as last year.

RECOGNITION AND MEASUREMENT

Assets are recognised in the balance sheet when it is probable as a result of a prior event that future economic benefits will flow to the Group, and the value of the asset can be measured reliably.

Liabilities are recognised in the balance sheet when the Group has a legal or constructive obligation as a result of a prior event, and it is probable that future economic benefits will flow out of the Group, and the value of the liabilities can be measured reliably.

On initial recognition, assets and liabilities are measured at cost. Measurement subsequent to initial recognition is effected as described below for each financial statement item.

Anticipated risks and losses that arise before the time of presentation of the annual report and that confirm or invalidate affairs and conditions existing at the balance sheet date are considered at recognition and measurement.

Income is recognised in the income statement when earned, whereas costs are recognised by the amounts attributable to this financial year.

CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements include Aktiv Gruppen Holding A/S (Parent) and the enterprises (group enterprises) that are controlled by the Parent, see Group chart on page 20. Control is achieved by the Parent, either directly or indirectly, holding more than 50% of the voting rights or in any other way possibly or actually exercising controlling influence. Enterprises in which the Group, directly or indirectly, holds between 20% and 50% of the voting rights and exercises significant but not controlling influence are regarded as associates.

BASIS OF CONSOLIDATION

The consolidated financial statements are prepared on the basis of the financial statements of Aktiv Gruppen Holding A/S and its subsidiaries. The consolidated financial statements are prepared by combining uniform items. On consolidation, intra-group income and expenses, intra-group accounts and dividends as well as profits and losses on transactions between the consolidated enterprises are eliminated. The financial statements used for consolidation have been prepared applying the Group's accounting policies.

AKTIV GRUPPEN HOLDING A/S                                                      6
--------------------------------------------------------------------------------


ACCOUNTING POLICIES

Subsidiaries' financial statement items are recognised in full in the consolidated financial statements. Minority interests' pro rata shares of profit/loss and the net assets are disclosed as separate items in the income statement and the balance sheet, respectively.

Investments  in  subsidiaries   are  offset  at  the  pro  rata  share  of  such
subsidiaries' net assets at the takeover date, with net assets having been calculated at fair value.

BUSINESS COMBINATIONS

Newly acquired or newly established enterprises are recognised in the consolidated financial statements from the time of acquiring or establishing such enterprises. Divested or wound-up enterprises are recognised in the consolidated income statement up to the time of their divestment or winding-up.

The purchase method is applied in the acquisition of new enterprises, under which identifiable assets and liabilities of these enterprises are measured at fair value at the acquisition date. On acquisition of enterprises, provisions are made for costs relating to decided and published restructurings in the acquired enterprise. Allowance is made for the tax effect of the restatements.

Positive differences in amount (goodwill) between cost of the acquired share and fair value of the assets and liabilities taken over are expensed concurrently with the completion of the project to which the positive difference relates. Negative differences in amount (negative goodwill), corresponding to an estimated adverse development in the relevant enterprises, are recognised in the balance sheet as deferred income, and they are recognised in the income statement as such adverse development is realised. Other negative differences are recognised in the income statement (lucky buy).

PROFITS OR LOSSES FROM DIVESTMENT OF EQUITY INVESTMENTS

Profits or losses from divestment or winding-up of subsidiaries are calculated as the difference between selling price or settlement price and carrying amount of the net assets at the time of divestment or winding-up, inclusive of non-amortised goodwill and estimated divestment or winding-up expenses.

FOREIGN CURRENCY TRANSLATION

On initial recognition, foreign currency transactions are translated applying the exchange rate at the transaction date. Receivables, payables and other monetary items denominated in foreign currencies that have not been settled at the balance sheet date are translated using the exchange rate at the balance sheet date. Exchange differences that arise between the rate at the transaction date and the one in effect at the payment date or the rate at the balance sheet date are recognised in the income statement as financial income or financial expenses.

AKTIV GRUPPEN HOLDING A/S                                                      7
--------------------------------------------------------------------------------


ACCOUNTING POLICIES

INCOME STATEMENT
GROSS PROFIT/LOSS

Construction projects for own account are recognised in the income statement when delivery is made and risk has passed to the buyer. Revenue is recognised net of VAT, duties and sales discounts.

Contract work in progress is included based on the stage of completion so that revenue corresponds to the selling price of the work performed in the financial year (the percentage-of-completion method).

Gross profit/loss also includes other external expenses for distribution, sale, marketing, administration, premises, bad debts, etc.

Gross profit/loss also includes costs of development projects which do not meet the criteria for recognition in the balance sheet. In addition, provisions for loss on contract work in progress are recognised.

STAFF COSTS

Staff costs comprise salaries and wages, social security costs, pension contributions, etc for the Company's staff.

NET FINANCIALS

These items comprise interest income and expenses, the interest portion of finance lease payments, realised and unrealised capital gains and losses on securities as well as tax surcharge and repayment under the Danish Tax Prepayment Scheme.

EXTRAORDINARY ITEMS

These items  comprise  income and  expenses  which stem from events  outside the
Group's   ordinary   activities,   and  which  are  therefore   expected  to  be
non-recurring.

TAXATION

Tax for the year, which consists of current tax for the year and changes in deferred tax, is recognised in the income statement by the portion attributable to the profit/loss for the year and classified directly as equity by the portion attributable to entries directly on equity. The portion of the tax taken to the income statement, which relates to extraordinary profit/loss for the year, is allocated to this entry whereas the remaining portion is taken to the year's profit/loss from ordinary activities.

The current tax payable or receivable is recognised in the balance sheet, stated as tax calculated on this year's taxable income, adjusted for prepaid tax.

AKTIV GRUPPEN HOLDING A/S                                                      8
--------------------------------------------------------------------------------


ACCOUNTING POLICIES

Deferred tax is recognised on all temporary differences between the carrying amount and tax-based value of assets and liabilities, for which the tax-based value of assets is calculated based on the planned use of each asset.

Deferred tax assets, including the tax base of tax loss carryforwards, are recognised in the balance sheet at their estimated realisable value, either as a set-off against deferred tax liabilities or as net tax assets.

The Parent is jointly taxed with subsidiaries. The current Danish income tax is allocated among the jointly taxed Danish companies proportionally to their taxable income (full allocation with a refund concerning tax losses).

BALANCE SHEET

PROPERTY, PLANT AND EQUIPMENT

Plant and machinery, operating equipment, tools and equipment are measured at cost less accumulated depreciation and impairment losses.

Cost comprises the acquisition price and costs directly attributable to the acquisition until the time when the asset is ready to be put into operation.

The basis of depreciation is cost plus revaluation and minus estimated residual value after the end of useful life. Straight-line depreciation is made on the basis of the following estimated useful lives of the assets:

Plant and machinery, operating equipment, tools
and equipment, fixtures and fittings               3 years
Tools and equipment, fixtures and fittings         5 years

Assets costing less than DKK 11,000 per unit are recognised as costs in the income statement at the time of acquisition.

Property, plant and equipment are written down to the lower of recoverable amount and carrying amount.

INVESTMENTS IN SUBSIDIARIES AND ASSOCIATES

Investments in subsidiaries and associates are recognised and measured under the equity method. This means that investments are measured at the pro rata share of the enterprises' equity plus or minus unamortised goodwill or negative goodwill on consolidation and plus or minus unrealised intra-group profits and losses.

AKTIV GRUPPEN HOLDING A/S                                                      9
--------------------------------------------------------------------------------


ACCOUNTING POLICIES

The Parent's share of the enterprises' profits or losses after elimination of unrealised intra-group profits and losses and plus or minus amortisation of positive, or negative, goodwill on consolidation is recognised in the income statement.

Subsidiaries and associates with negative equity are measured at zero value, and any receivables from these enterprises are written down by the Parent's share of such negative equity if it is deemed irrecoverable. If the negative equity exceeds the amount receivable, the remaining amount is recognised under provisions if the Company has a legal or constructive obligation to cover the liabilities of the relevant enterprise.

Net revaluation of investments in subsidiaries and associates is taken to reserve for net revaluation under the equity method if the carrying amount exceeds cost.

The purchase method is applied in the acquisition of subsidiaries; see above description under consolidated financial statements.

OTHER SECURITIES

Securities recognised under fixed asset investments comprise listed bonds and debt instruments measured at fair value (quoted price) at the balance sheet date.

INVENTORIES

Inventories are measured at the lower of cost using the FIFO method and net realisable value.

Cost of land and building (intended for sale or own projects) comprises the acquisition price and costs attributable to the acquisition. Financing costs in the construction period are included in cost.

The net realisable value of inventories is calculated as the estimated sales price less costs incurred to execute sales.

RECEIVABLES

Receivables are measured at amortised cost usually equalling nominal value less provisions for bad debts.

CONTRACT WORK IN PROGRESS

Contract work in progress (construction contracts) is measured at the selling price of the work carried out at the balance sheet date. The selling price is measured based on the stage of completion and the total estimated income from the individual contracts in progress.

AKTIV GRUPPEN HOLDING A/S                                                     10
--------------------------------------------------------------------------------


ACCOUNTING POLICIES

The stage of completion of the individual project is normally calculated on the basis of the share of the costs incurred (including costs relating to contract achievement and financing costs in the construction period) compared to expected total costs.

If the selling price of a construction contract cannot be made up reliably, it is measured at the lower of costs incurred and net realisable value.

Each contract in progress is recognised in the balance sheet under receivables or liabilities other than provisions, depending on whether the net value, calculated as the selling price less prepayments received, is positive or negative.

PREPAYMENTS

Prepayments comprise incurred costs relating to subsequent financial years. Prepayments are measured at cost.

DIVIDENDS

Dividends are recognised as a liability at the time of adoption at the general meeting. The proposed dividends for the financial year are disclosed as a separate item in equity.

OWN SHARES

Acquisition and selling prices of as well as dividends on treasury shares are classified directly as equity under retained earnings.

OTHER PROVISIONS

Other provisions include expected costs relating to non-recourse guarantee commitments (e.g. rent in the guarantee period), loss on contract work in progress, etc.

Other provisions are recognised and measured as the best estimate of the expenses required to settle the liabilities at the balance sheet date.

Guarantee commitments comprise commitments to remedy defects and deficiencies within the guarantee period.

When total costs are likely to exceed total income from contract work in progress, provision is made for the total loss estimated to result from the relevant contract work.

MORTGAGE DEBT

Mortgage debt is measured at cost or fair value which is equal to the amount of debt expected to be paid when handing over the project.

AKTIV GRUPPEN HOLDING A/S                                                     11
--------------------------------------------------------------------------------


ACCOUNTING POLICIES

FINANCIAL LIABILITIES

Financial   liabilities  are  recognised  at  amortised   cost,   which  usually
corresponds to nominal value.

DEFERRED INCOME

Deferred  income  comprises   received  income  for  recognition  in  subsequent
financial years. Deferred income is measured at cost.

AKTIV GRUPPEN HOLDING A/S                                                     12
--------------------------------------------------------------------------------


INCOME STATEMENT FOR 2004/05

         PARENT                                                                                        GROUP
   2003/04    2004/05                                                                      2004/05    2003/04
   DKK'000   DKK' 000                                                             NOTE     DKK'000   DKK' 000
  -------     -------                                                             ----     -------    -------
    1,402       2,750   Gross profit                                                 1      52,216     22,382
   (2,763)     (6,001)  Staff costs                                                  2      (6,462)    (2,763)
     (339)       (875)  Depreciation/amortisation and impairment losses              3      (1,001)      (339)
  -------     -------                                                                      -------    -------
    1,700      (4,126)  PROFIT BEFORE FINANCIAL INCOME/EXPENSES                             44,753     19,280

   20,958      42,211   Pre-tax profit from investments in group enterprises                     0          0
    3,607           0   Pre-tax profit from investments in associates                         (608)     4,764
    2,458      13,834   Financial income                                             4      15,184      1,791
     (922)     (1,050)  Financial expenses                                           5      (7,343)    (1,434)
  -------     -------                                                                      -------    -------
   24,401      50,869   PROFIT FROM ORDINARY ACTIVITIES BEFORE TAX                          51,986     24,401

   (6,737)    (10,690)  Tax on profit for the year                                   6     (11,010)    (6,737)
  -------     -------                                                                      -------    -------
   17,664      40,179   GROUP PROFIT                                                        40,976     17,664
  =======     =======                                                                      =======    =======

        0           0   Minority interests' share of profit for the year                      (797)         0
  -------     -------                                                                      -------    -------
   17,664      40,179                                                                       40,179     17,664
  =======     =======                                                                      =======    =======

                        PROPOSED DISTRIBUTION OF PROFIT
                    0   Dividends for the financial year
               27,172   Transfer to reserve for net revaluation under the equity method
               13,007   Retained earnings
              -------

               40,179
              -------

AKTIV GRUPPEN HOLDING A/S                                                     13
--------------------------------------------------------------------------------


BALANCE SHEET AT 30 JUNE 2005

        PARENT                                                                             GROUP
    2004       2005                                                             2005       2004
   DKK'000   DKK' 000                                                 NOTE     DKK'000   DKK' 000
  -------     -------                                                 ----     -------    -------
        0           0   Goodwill on consolidation                                  486          0
  -------     -------                                                          -------    -------
        0           0   INTANGIBLE ASSETS                                          486          0
  -------     -------                                                          -------    -------

                        Operating equipment, tools and equipment,
    1,820         523   fixtures and fittings and cars                   8         669      1,820
        0           0   Wind turbines in operation                       8      72,893          0
        0           0   Wind turbines under construction                 8      13,258          0
  -------     -------                                                          -------    -------
    1,820         523   PROPERTY, PLANT AND EQUIPMENT                           86,820      1,820
  -------     -------                                                          -------    -------

   18,471      48,621   Investments in group enterprises                 9           0          0
    7,535       4,624   Investments in associates                        9       5,802      8,689
       52       3,011   Other securities                                10       3,080        125
  -------     -------                                                          -------    -------
   26,058      56,256   FIXED ASSET INVESTMENTS                                  8,882      8,814
  -------     -------                                                          -------    -------

   27,878      56,779   FIXED ASSETS                                            96,188     10,634
  -------     -------                                                          -------    -------

        0           0   Land and buildings                                     154,448    161,809
  -------     -------                                                          -------    -------
        0           0   INVENTORIES                                            154,448    161,809
  -------     -------                                                          -------    -------

    1,942       1,493   Trade receivables                                       20,907     16,404
        0           0   Contract work in progress                              139,314     50,704
   15,477      29,552   Receivables from group enterprises                           0          0
        0         128   Receivables from associates                                128          0
        0         713   Deferred tax                                                 0          0
    2,263       4,418   Other receivables                                       18,231      6,876
        0           0   Receivables from shareholders                           36,408     35,348
  -------     -------                                                          -------    -------
   19,682      36,304   RECEIVABLES                                            214,988    109,332
  -------     -------                                                          -------    -------

    2,910         134   CASH                                            11      66,745     85,381
  -------     -------                                                          -------    -------

   22,592      36,438   CURRENT ASSETS                                         436,181    356,522
  -------     -------                                                          -------    -------

   50,470      93,217   ASSETS                                                 532,369    367,156
  =======     =======                                                          =======    =======

AKTIV GRUPPEN HOLDING A/S                                                     14
--------------------------------------------------------------------------------


BALANCE SHEET AT 30 JUNE 2005

        PARENT                                                                                GROUP
    2004       2005                                                                 2005       2004
   DKK'000   DKK' 000                                                     NOTE     DKK'000   DKK' 000
  -------     -------                                                     ----     -------    -------
    1,000       1,000   Share capital                                       12       1,000      1,000
   18,682      45,854   Reserve for net revaluation under the equity
                        method                                                         (50)     2,768
    2,960      15,967   Retained earnings                                           61,871     18,874
  -------     -------                                                              -------    -------
   22,642      62,821   EQUITY                                                      62,821     22,642
  -------     -------                                                              -------    -------

    1,435           0   SUBORDINATED LOAN CAPITAL                                        0      1,435
  -------     -------                                                              -------    -------

       40           0   Provision for deferred tax                          13      17,175      5,305
        0           0   Other provisions                                    14          40        120
  -------     -------                                                              -------    -------
       40           0   PROVISIONS                                                  17,215      5,425
  -------     -------                                                              -------    -------

        0           0   Mortgage debt                                                4,610          0
    1,785       5,304   Payables to banks and credit institutions                  343,410    169,108
    3,133       2,735   Trade payables                                              86,039    128,340
    6,185      20,419   Payables to group enterprises                                    0          0
   11,497           0   Payables to associates                                           0     11,497
        0           0   Prepayments from customers                                   4,458     14,424
       35           0   Income taxes                                                 1,895      1,621
    3,718       1,938   Other payables                                              11,921     12,664
  -------     -------                                                              -------    -------
   26,353      30,396   SHORT-TERM LIABILITIES OTHER THAN PROVISIONS               452,333    337,654
  -------     -------                                                              -------    -------

   27,788      30,396   LIABILITIES OTHER THAN PROVISIONS                          452,333    339,089
  -------     -------                                                              -------    -------

   50,470      93,217   EQUITY AND LIABILITIES                                     532,369    367,156
  =======     =======                                                              =======    =======

                        Contingent liabilities and non-recourse guarantee
                        commitments                                         15
                        Other notes                                         16

AKTIV GRUPPEN HOLDING A/S                                                     15
--------------------------------------------------------------------------------


STATEMENT OF CHANGES IN EQUITY FOR 2004/05

                                                        GROUP
                                            NET REVA-              PROPOSED
                                          LUATION UNDER          DIVIDEND FOR
                                   SHARE   THE EQUITY  RETAINED   THE FINAN-
                                  CAPITAL    METHOD    EARNINGS    CIAL YEAR    TOTAL
                                  DKK'000    DKK'000    DKK'000     DKK'000    DKK'000
                                  -------    -------    -------     -------    -------
Equity at 1 July 2004               1,000      2,768     18,874           0     22,642
Net profit for the year                 0     (2,818)    42,997           0     40,179
                                  -------    -------    -------     -------    -------
EQUITY AT 30 JUNE 2005              1,000        (50)    61,871           0     62,821
                                  =======    =======    =======     =======    =======


                                                        PARENT

                                            NET REVA-              PROPOSED
                                          LUATION UNDER          DIVIDEND FOR
                                   SHARE   THE EQUITY  RETAINED   THE FINAN-
                                  CAPITAL    METHOD    EARNINGS    CIAL YEAR    TOTAL
                                  DKK'000    DKK'000    DKK'000     DKK'000    DKK'000
                                  -------    -------    -------     -------    -------
Equity at 1 July 2004               1,000     18,682      2,960           0     22,642
Net profit for the year                 0     27,172     13,007           0     40,179
                                  -------    -------    -------     -------    -------
EQUITY AT 30 JUNE 2005              1,000     45,854     15,967           0     62,821
                                  =======    =======    =======     =======    =======

AKTIV GRUPPEN HOLDING A/S                                                     16
--------------------------------------------------------------------------------


NOTES

        PARENT                                                                             GROUP
   2003/04    2004/05                                                          2004/05    2003/04
  DKK'000    DKK'000                                                          DKK'000     DKK'000
   -------    -------                                                          -------    -------
                        1. GROSS PROFIT
                        For competitive reasons, the Group only
                        discloses gross profit in the annual
                        report pursuant to S. 32 of the Danish Financial
                        Statements Act.

                        2. STAFF COSTS
    2,474       5,605   Salaries and wages, etc.                                 6,114      2,474
      259         268   Other social security costs                                246        259
       30         128   Other staff costs                                          128         30
  -------     -------                                                          -------    -------
    2,763       6,001                                                            6,488      2,763
  -------     -------                                                          -------    -------

                        Of this total remuneration for:

    1,682       3,016   Executive and Supervisory Board                          3,016      1,682
  -------     -------                                                          -------    -------

        6           9   Average number of employees                                 10          6
  -------     -------                                                          -------    -------

                        3. DEPRECIATION/AMORTISATION AND IMPAIRMENT LOSSES
        0           0   Goodwill on consolidation                                  126          0
                        Operating equipment, tools and equipment, fixtures and
      339         491   fittings and cars                                          491          0
        0         384   Profit/loss on sale                                        384        339
        0           0   Wind turbines                                                0          0
  -------     -------                                                          -------    -------
      339         875                                                            1,001        339
  -------     -------                                                          -------    -------

                        4. FINANCIAL INCOME
      675       1,174   Group enterprises                                            0          0
    1,783      12,660   Other financial income                                  15,184      1,791
  -------     -------                                                          -------    -------
    2,458      13,834                                                           15,184      1,791
  -------     -------                                                          -------    -------

                        5. FINANCIAL EXPENSES
      607         783   Group enterprises                                            0          0
      315         267   Other financial expenses                                 7,343      1,434
  -------     -------                                                          -------    -------
      922       1,050                                                            7,343      1,434
  -------     -------                                                          -------    -------

AKTIV GRUPPEN HOLDING A/S                                                     17
--------------------------------------------------------------------------------


NOTES

        PARENT                                                                             GROUP
   2003/04    2004/05                                                          2004/05    2003/04
  DKK'000    DKK'000                                                          DKK'000     DKK'000
   -------    -------                                                          -------    -------
                        6. TAX ON PROFIT FOR THE YEAR
        0           0   Current tax                                              1,895          0
     (151)        (34)  Previous years' taxes                                      (34)       151
     (279)       (716)  Change in deferred tax                                   8,829      5,390
    5,971      11,440   Tax in group enterprises                                     -          -
    1,196           0   Share of tax in associates                                   0      1,196
  -------     -------                                                          -------    -------
    6,737      10,690                                                           10,690      6,737
  -------     -------                                                          -------    -------

AKTIV GRUPPEN HOLDING A/S                                                     18
--------------------------------------------------------------------------------


NOTES





                                                                       GROUP
                                                                    GOODWILL ON
                                                                   CONSOLIDATION
                                                                      DKK'000
                                                                    -----------

7. INTANGIBLE ASSETS

Cost at 1 July 2004                                                           0
Additions                                                                   612
Disposals                                                                     0
                                                                    -----------
COST AT 30 JUNE 2005                                                        612
                                                                    -----------

Amortisation at 1 July 2004                                                   0
Amortisation for the year                                                  (126)
                                                                    -----------
AMORTISATION AT 30 JUNE 2005                                               (126)
                                                                    -----------

CARRYING AMOUNT AT 30 JUNE 2005                                             486
                                                                    -----------

AKTIV GRUPPEN HOLDING A/S                                                     19
--------------------------------------------------------------------------------


NOTES




                                                                                GROUP
                                                                 OPERATING                 WIND
                                                                 EQUIPMENT,     WIND     TURBINES
                                                                  FIXTURES   TURBINES INUNDER CON-
                                                                 AND CARS    OPERATION  STRUCTION
                                                                  DKK'000     DKK'000     DKK'000
                                                                   -------     -------    -------
8. PROPERTY, PLANT AND EQUIPMENT

Cost at 1 July 2004                                                  2,189           0          0
Additions                                                              385      72,893     13,258
Disposals                                                           (1,422)          0          0
                                                                   -------     -------    -------
COST AT 30 JUNE 2005                                                 1,152      72,893     13,258
                                                                   -------     -------    -------

Amortisation at 1 July 2004                                           (369)          0          0
Amortisation for the year                                             (520)          0          0
Depreciation regarding disposals for the year                          406           0          0
                                                                   -------     -------    -------
DEPRECIATION AT 30 JUNE 2005                                          (483)          0          0
                                                                   -------     -------    -------

CARRYING AMOUNT AT 30 JUNE 2005                                        669      72,893     13,258
                                                                   -------     -------    -------

Carrying amount at 30 June 2004                                      1,820           0          0
                                                                   -------     -------    -------
                                                                                          PARENT
                                                                                         OPERATING
                                                                                        EQUIPMENT,
                                                                                         FIXTURES,
                                                                                         AND CARS
                                                                                          DKK'000
                                                                                          -------
8. PROPERTY, PLANT AND EQUIPMENT

Cost at 1 July 2004                                                                         2,189
Additions                                                                                     210
Disposals                                                                                  (1,422)
                                                                                          -------
COST AT 30 JUNE 2005                                                                          977
                                                                                          -------

Depreciation at 1 July 2004                                                                  (369)
Depreciation for the year                                                                    (491)
Depreciation regarding disposals for the year                                                 406
                                                                                          -------
DEPRECIATION AT 30 JUNE 2005                                                                 (454)
                                                                                          -------

CARRYING AMOUNT AT 30 JUNE 2005                                                               523
                                                                                          -------

Carrying amount at 30 June 2004                                                             1,820
                                                                                          -------

AKTIV GRUPPEN HOLDING A/S                                                     20
--------------------------------------------------------------------------------

NOTES

        PARENT                                                                                               GROUP
   INVEST-
  MENTS IN      INVEST-                                                                                     INVEST-
    GROUP      MENTS IN                                                                                    MENTS IN
 ENTERPRISES  ASSOCIATES                                                                                  ASSOCIATES
  DKK'000      DKK'000                                                                                      DKK'000
  -------      -------                                                                                     -------
                        9. FIXED ASSET INVESTMENTS
    2,557       4,767   Cost at 1 July 2004                                                                   5,921
       60         (60)  Transfer                                                                                (60)
      225         312   Additions                                                                               336
     (125)       (345)  Disposals                                                                              (345)
  -------     -------                                                                                       -------
    2,717       4,674   COST AT 30 JUNE 2005                                                                  5,852
  -------     -------                                                                                       -------

   15,914       2,768   Revaluations and write-downs at 1 July 2004                                           2,768
    2,818      (2,818)  Transfer                                                                             (2,818)
   30,917           0   Recognised profit shares                                                                  0
   (3,700)          0   Dividends                                                                                 0
     (100)          0   Net depreciation and write-downs                                                          0
       55           0   Other adjustments                                                                         0
  -------     -------                                                                                       -------
   45,904         (50)  REVALUATIONS AND WRITE-DOWNS AT 30 JUNE 2005                                            (50)
  -------     -------                                                                                       -------

   48,621       4,624   CARRYING AMOUNT AT 30 JUNE 2005                                                       5,802
  -------     -------                                                                                       -------

                        INVESTMENTS IN GROUP ENTERPRISES COMPRISE:
                        Kronborg Byg ApS, Kolding, Denmark, 100%
                        Ejendomsselskabet Parkhusene ApS, Kolding, Denmark, 100%
                        Ejendomsselskabet Faergegardsvej, Vordingborg ApS, Kolding, Denmark, 100%
                        Ejendomsselskabet  Krohaven ApS, Kolding,  Denmark, 100%
                        Errits0 Bygade 79 ApS, Kolding, Denmark, 100%
                        Vognmandsmarken ApS, Kolding, Denmark, 100%
                        N0rrebjerg Boligpark ApS, Kolding, Denmark, 100%
                        Ejendomsselskabet Guvern0rparken, Solr0d ApS, Kolding, Denmark, 100%
                        Ejendomsselskabet Strandparken, Stege ApS, Kolding, Denmark, 100%
                        Ejendomsselskabet Aktiv Wind ApS, Kolding, Denmark, 100%
                        Ejendomsselskabet Kildevej, Helsinge ApS, Kolding, Denmark, 100%
                        Ejendomsselskabet Kommand0rparken, Solr0d ApS, Kolding, Denmark, 100%
                        Ejendomsselskabet Marienlyst Palae ApS, Kolding, Denmark, 100%
                        Ejendomsselskabet Nyrad, Vordingborg ApS, Kolding, Denmark, 100%

AKTIV GRUPPEN HOLDING A/S                                                     21
--------------------------------------------------------------------------------


NOTES

        PARENT                                                                                       GROUP
   INVEST-
  MENTS IN      INVEST-                                                                             INVEST-
    GROUP      MENTS IN                                                                            MENTS IN
 ENTERPRISES  ASSOCIATES                                                                          ASSOCIATES
  DKK'000      DKK'000                                                                              DKK'000
  -------       -------                                                                             -------
                        9. FIXED ASSET INVESTMENTS (CONTINUED)
                        Ejendomsselskabet S0parken, Fredensborg ApS, Kolding, Denmark, 100%
                        Ejendomsselskabet 0lbycentervej 65 ApS, Kolding, Denmark, 100%
                        K0benhavns Byejendomme A/S, Kolding, Denmark, 100%
                        Alpen Holidays Ferienhauser GmbH, Austria, 100%
                        Ejendomsselskabet Hyltebjerg Alle ApS, Kolding, Denmark, 100%
                        S0nderborg Havne front ApS, Kolding, Denmark, 100%
                        Delta Byg ApS, Kolding, Denmark, 80%

                        INVESTMENTS IN ASSOCIATES COMPRISE:

                        Ejendomsudviklingsselskabet af 2001 A/S, Kolding, Denmark, 50%
                        Aktiv Boligopsparing ApS, Kolding, Denmark, 20%
                        Ejendomsselskabet Toftevej A/S, Kolding, Denmark, 43.36%

                        THE  CONSOLIDATION  ALSO  INCLUDES THE  FOLLOWING  GROUP
                        ENTERPRISES:  EWF Drei Funf GmbH & Co. KG, Germany, 100%
                        win:pro Invent Gmbh & Co. Neunte Wind KG, Germany,  100%
                        Xytel Development & Administration eleven GmbH, Germany, 100%
                        (name being changed into Aktiv Wind GmbH)
                        UPEG 8 Windpark GmbH & Co. KG, 100%
                        Birgter Windenergie GmbH & Co. KG, 100% Paderwind GmbH & Co. KG, 100%.

                        THE GROUP'S ASSOCIATES COMPRISE:
                        Win:Pro Invent GmbH & Co. Zehnte Wind KG, Berlin, Germany, 25%

AKTIV GRUPPEN HOLDING A/S                                                     22
--------------------------------------------------------------------------------


NOTES

        PARENT                                                                        GROUP
    2004       2005                                                             2005       2004
  DKK'000    DKK'000                                                          DKK'000     DKK'000
  -------     -------                                                          -------    -------
                        10. OTHER SECURITIES
        0          45   Cost at 1 July 2004                                        118          0
       45       3,005   Additions                                                3,005        118
        0           0   Disposals                                                   (4)         0
  -------     -------                                                          -------    -------
       45       3,050   COST AT 30 JUNE 2005                                     3,119        118
  -------     -------                                                          -------    -------

        0           7   Revaluations and write-downs at 1 January 2003               7          0
        7         (46)  Net revaluations and write-downs                           (46)         7
  -------     -------                                                          -------    -------
        7         (39)  REVALUATIONS AND WRITE-DOWNS AT 30 JUNE 2005               (39)         7
  -------     -------                                                          -------    -------

       52       3,011   CARRYING AMOUNT AT 30 JUNE 2005                          3,080        125
  -------     -------                                                          -------    -------

11. CASH

Cash mainly includes escrow accounts and proceeds from obtained advance loans.

The release of the amounts is subject to special conditions.

                                                                               PARENT      GROUP
                                                                               DKK'000   DKK' 000
                                                                               -------    -------
12. SHARE CAPITAL

Share capital consists of 10,000 shares at DKK 100.

Change in share capital 2004/05:

Share capital at 1 July 2004                                                     1,000      1,000
Capital increase                                                                     0          0
                                                                               -------    -------
SHARE CAPITAL AT 30 JUNE 2005                                                    1,000      1,000
                                                                               -------    -------

13. DEFERRED TAX

Deferred tax is incumbent on operating equipment, tools and equipment, fixtures and fittings, cars and work in progress.

14. OTHER PROVISIONS

Other provisions include provisions for housing tax relating to unsold housing society dwellings.

AKTIV GRUPPEN HOLDING A/S                                                     23
--------------------------------------------------------------------------------


NOTES

        PARENT                                                                               GROUP
    2004       2005                                                                    2005       2004
  DKK'000    DKK'000                                                                 DKK'000     DKK'000
  -------     -------                                                                 -------    -------
                        15.  CONTINGENT  LIABILITIES AND NON-RECOURSE  GUARANTEE
                        COMMITMENTS  Bank debt is secured as  follows:  Mortgage
                        deed on cars registered
    1,487         319   to the owner, carrying amount                                     319      1,487
  -------     -------                                                                 -------    -------

                        Mortgage on wind turbines and future claims from the
                        sale of eletricity                                             72,893          0
                                                                                      -------    -------

                        Mortgage on land and buildings (inventories and contract
                        work  in  progress)  as  well   construction   contract,
                        including trade receivables.

                        Shares in subsidiaries and associates,
   26,806      53,245   carrying amount                                                 5,802      8,699
  -------     -------                                                                 -------    -------

       (0)     (2,912)  Other securities                                               (2,912)        (0)
  -------     -------                                                                 -------    -------

The Parent has guaranteed the subsidiaries' bank loans.

The Parent is jointly and severally liable with the other jointly taxed enterprises for the total income tax.

In connection with establishment of projects, sub-suppliers have provided guarantees to financing institutes and developers. Aktiv Gruppen Holding A/S is subject to recourse in this respect. In the Management's opinion, no recourse claims will be made against the Company.

AKTIV GRUPPEN HOLDING A/S                                                     24
--------------------------------------------------------------------------------


NOTES

16. RELATED PARTIES

Related  parties with a  controlling  interest in Aktiv  Gruppen  Holding A/S: o
None.

Related parties with a significant interest in Aktiv Gruppen Holding A/S:

o  Chairman Peter Juul, Aarhus, Denmark.

o  Member of the Supervisory Board Sten Brian J0rgensen, Esbjerg, Denmark.

o  Member of the Supervisory Board Jan Larsen, Kolding, Denmark.

o  Director and member of the Supervisory Board Arne Olsen, Odense, Denmark.

o  Director and member of the Supervisory Board Bo Kristensen, Kolding, Denmark.


Related party transactions in the financial year

o Loans to companies controlled by Sten Brian J0rgensen, Jan Larsen, Arne Olsen and Bo Kristensen.

OWNERSHIP

The following shareholders are recorded in the Company's register of shareholders as holding at least 5% of the votes or at least 5% of the share capital:

o  J. L. Invest Holding ApS, Kolding, Denmark.

o  Salt-Con ApS, Esbjerg, Denmark.

o  AO Holding ApS, Odense, Denmark.

o  Synerco ApS, Copenhagen, Denmark.

o  Dansk Anlaegsinvest ApS, Kolding, Denmark.